Exhibit 2.1

ASSET PURCHASE AGREEMENT dated April 19, 2007 FOR THE ACQUISITION OF SUBSTANTIALLY ALL OF THE ASSETS OF Tibbetts Industries, Inc. by TI Acquisition Corporation

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SECTION 5. Representations and Warranties Of IntriCon and Buyer		39
5.1	Organization	39
5.2	Agreement	39
5.3	Brokerage Fees	39
5.4	Absence of Litigation	39
SECTION 6. Certain Obligations Of Tibbetts And Principal Shareholders Pending Closing		39
6.1	Voting and Cooperation; Irrevocable Proxy	39
6.2	Tibbetts Shareholder Approval	41
6.3	Conduct of the Tibbetts Business	41
6.4	Interim Financial Statements	43
6.5	IntriCon’s General Due Diligence Investigation	43
6.6	IntriCon’s Environmental Due Diligence Investigation	43
6.7	Consents	44
6.8	Acquisition Proposals	44
6.9	Advice of Changes	44
6.10	Commercially Reasonable Best Efforts	44
6.11	Tax Clearance Letter	45
SECTION 7. Certain Obligations Of IntriCon And Buyer Pending Closing		45
7.1	Corporate Status	45
7.2	Consents	45
7.3	Advice of Changes	45
7.4	Commercially Reasonable Best Efforts	45
SECTION 8. Conditions Precedent To Tibbetts’ And Principal Shareholders’ Closing Obligations		46
8.1	Approval of the Tibbetts Shareholders	46
8.2	IntriCon’s and Buyer’s Representations	46
8.3	IntriCon’s and Buyer’s Performance	46
8.4	Absence of Proceedings	46
SECTION 9. Conditions Precedent To IntriCon’s And Buyer’s Closing Obligations		46
9.1	Approval of the Tibbetts Shareholders	46
9.2	Tibbetts’ and the Principal Shareholders’ Representations	46
9.3	Tibbetts’ and the Principal Shareholders’ Performance	47
9.4	Absence of Proceedings	47
9.5	Adverse Changes	47
9.6	Escrow Agreement	47
9.7	Delivery of Documents	47
9.8	Key Employment Agreements	47
9.9	Lease Agreements	47
9.10	Tax Clearance Letter	47
9.11	Estimated Net Total Tangible Assets Adjustment	48
SECTION 10. Closing		48

10.1	Closing	48
10.2	Tibbetts’ Obligations at the Closing	48
10.3	Obligations of IntriCon and Buyer at Closing	50
SECTION 11. Certain Obligations After Closing		51
11.1	Transition and Cooperation	51
11.2	Use of Names	51
11.3	Contract Matters	51
11.4	Retirement and Group Insurance Plans	53
11.5	Taxes	53
11.6	Further Assurances	54
11.7	Reconciliations	54
SECTION 12. Restrictive Covenants Of Seller and the Principal Shareholders		54
12.1	Certain Acknowledgements	54
12.2	Nondisclosure Covenants	55
12.3	Nonsolicitation and Noncompetition and Covenants	56
12.4	Certain Exclusions	56
12.5	Enforcement of Covenants	57
12.6	Scope of Covenants	57
SECTION 13. Indemnification		57
13.1	Seller’s Indemnification	57
13.2	Principal Shareholders’ Indemnification	58
13.3	IntriCon’s Indemnification	59
13.4	Indemnification Procedures	60
13.5	Limits on Indemnification	61
13.6	Exceptions to Limitations	61
13.7	Indemnity Escrow Funds	61
13.8	Setoff and Holdback	61
13.9	Exclusivity of Remedies	62
SECTION 14. Other Provisions		62
14.1	Termination	62
14.2	Publicity	62
14.3	Fees and Expenses	63
14.4	Notices	63
14.5	Survival	63
14.6	Interpretation of Representations	64
14.7	Reliance by IntriCon and Buyer	64
14.8	Entire Understanding	64
14.9	Assignment	64
14.10	Waivers; Remedies	64
14.11	Severability	65
14.12	Counterparts	65
14.13	Section Headings	65
14.14	References	65

14.15	Controlling Law	65
14.16	Jurisdiction and Process	65
14.17	No Third-Party Beneficiaries	67
14.18	Bankruptcy Qualification	67
14.19	Neutral Construction	67

SCHEDULES AND EXHIBITS

Schedule 1.24	Knowledge Persons
Schedule 2.1.2(A)	Accounts Payable
Schedule 2.1.2(B)	Accrued Compensation and Vacation Pay
Schedule 4.1	Organization
Schedule 4.2	Authority; Non-Contravention
Schedule 4.3	Capital Stock and Ownership
Schedule 4.4	Financial and Corporate Records
Schedule 4.5	Compliance with Laws; Permits
Schedule 4.7	Assets
Schedule 4.8	Obligations
Schedule 4.9	Operations Since The Latest Balance Sheet Date
Schedule 4.10	Accounts Receivable
Schedule 4.11	Tangible Property
Schedule 4.12	Real Property
Schedule 4.14	Software and Other Intangibles
Schedule 4.15	Contracts
Schedule 4.16	Employees and Independent Contractors
Schedule 4.17	Employee Benefit Plans
Schedule 4.18	Customers, Prospects and Suppliers
Schedule 4.19	Taxes
Schedule 4.20	Proceedings and Judgments
Schedule 4.21	Insurance
Schedule 4.22	Related Party Transactions
Schedule 4.23	Brokerage Fees

Exhibit 1.15	Form of Escrow Agreement
Exhibit 3.1	Purchase Price Allocation (to be delivered at Closing)
Exhibit 9.8	Key Employees and Form of Key Employee Agreement
Exhibit 9.9	Forms of Lease Agreements
Exhibit 10.2.12	Form of Opinion of Tibbetts’ Counsel
Exhibit 10.2.13	Required Consents
Exhibit 11.4	COBRA Persons (to be delivered at Closing)

ASSET PURCHASE AGREEMENT

PARTIES:

TIBBETTS INDUSTRIES, INC.

a Maine corporation (“Tibbetts” or “Seller”)

5 Colcord Avenue

Camden, Maine 04843

Certain Shareholders of Tibbetts listed on the Signature Page to this Agreement (“Principal Shareholders”)

INTRICON CORPORATION

a Pennsylvania (“IntriCon”)

1260 Red Fox Road

Arden Hills, Minnesota 55112

TI ACQUISITION CORPORATION

a Maine corporation (“Buyer”)

c/o IntriCon Corporation

1260 Red Fox Road

Arden Hills, Minnesota 55112

DATE:	April 19, 2007

BACKGROUND: Tibbetts is in the business of designing, developing, manufacturing and selling magnetic telecoils and miniature electro-acoustic transducers (including receivers and microphones) for use in hearing aids, medical devices, and numerous communications applications and also engages in contractual electronics research, development and manufacturing (collectively, “Tibbetts Business” or the “Business”). The Principal Shareholders own more than a majority of the outstanding Common Stock of Tibbetts. At Closing, the parties desire that Seller sells and Buyer, a wholly owned subsidiary of IntriCon, buys substantially all of Seller’s business and assets (the “Sale”) on the terms and subject to the conditions set forth in this Asset Purchase Agreement (the “Agreement”). The Board of Directors of Tibbetts has determined that the Sale and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are in the best interests of Tibbetts and its shareholders. The respective Boards of Directors of IntriCon and Buyer have determined that the Transactions are in the best interests of IntriCon and Buyer and their respective shareholders.

INTENDING TO BE LEGALLY BOUND, in consideration of the foregoing and the mutual agreements contained herein and subject to the satisfaction of the terms and conditions set forth herein, the parties hereto agree as follows:

SECTION 1.           DEFINED TERMS

Certain defined terms used in this Agreement and not specifically defined in context are defined in this Section 1 as follows:

1.1        “Accounts Receivable” means (a) any right to payment for goods sold, leased or licensed or for services rendered, whether or not it has been earned by performance, whether billed or unbilled, and whether or not it is evidenced by any Contract; (b) any note receivable; or (c) any other receivable or right to payment of any nature.

1.2        “Asset” means any real, personal, mixed, tangible or intangible property of any nature including Cash Assets, prepayments, deposits, escrows, Accounts Receivable, Tangible Property, Real Property, Software, Contract Rights, Intangibles and goodwill, and claims, causes of action and other legal rights and remedies.

1.3        “Cash Asset” means any cash on hand, cash in bank or other accounts, readily marketable securities, and other cash-equivalent liquid assets of Tibbetts.

1.4        “Consent” means any consent, approval, order or authorization of, or any declaration, filing or registration with, or any application, notice or report to, or any waiver by, or any other action (whether similar or dissimilar to any of the foregoing) of, by or with, any Person, which is necessary in order to take a specified action or actions in a specified manner and/or to achieve a specified result.

1.5        “Contract” means any written or oral contract, agreement, instrument, order, arrangement, commitment or understanding of any nature including sales orders, purchase orders, leases, subleases, data processing agreements, maintenance agreements, license agreements, sublicense agreements, loan agreements, promissory notes, security agreements, pledge agreements, deeds, mortgages, guaranties, indemnities, warranties, employment agreements, consulting agreements, sales representative agreements, joint venture agreements, buy-sell agreements, options or warrants.

1.6        “Contract Right” means any right, power or remedy of any nature under any Contract including rights to receive property or services or otherwise derive benefits from the payment, satisfaction or performance of another party’s Obligations, rights to demand that another party accept property or services or take any other actions, and rights to pursue or exercise remedies or options.

1.7        “Employee Benefit Plan” “Employee Benefit Plan” means any employee benefit plan as defined in Section 3(3) of ERISA, any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, “welfare benefit fund” within the meaning of Section 419 of the Code, or “qualified asset account” within the meaning of Section 419A of the Code, and any other plan, program, policy or arrangement for or regarding bonuses, commissions, incentive compensation, severance, vacation, deferred compensation, pensions, profit sharing, retirement, payroll savings, stock options, stock purchases, stock awards, stock ownership, phantom stock, stock appreciation rights, equity compensation, medical/dental expense payment or reimbursement, disability income or protection, sick pay, group insurance, self insurance, death benefits, employee welfare or fringe benefits of any nature, including those benefiting retirees or former employees.

1.8        “Encumbrance” means any lien, superlien, security interest, pledge, right of first refusal, mortgage, easement, covenant, restriction, reservation, conditional sale, prior assignment, or other encumbrance, claim, burden or charge of any nature.

1.9        “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

1.10     “Environmental Laws” means all applicable Laws (including interpretive letters, guidance documents, consent decrees and administrative orders) relating to the protection of public health and safety and/or protection of the environment including those governing the use, generation, handling, storage and disposal or remediation of Hazardous Substances, and those pertaining to environmental compliance and permitting, all as amended.

1.11     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all rulings and regulations promulgated thereunder.

1.12     “ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that is part of the same controlled group with, common control with, part of an affiliated service group with, or part of another arrangement that includes, Tibbetts or any ERISA Affiliate within the meaning of Code Section 414(b), (c), (m) or (o).

1.13     “Escrow Account” means the account set up pursuant to the Escrow Agreement.

1.14     “Escrow Agent” means the bank or trust company of national reputation to be selected by IntriCon to be the escrow agent under the Escrow Agreement, with such bank or trust company to be reasonably acceptable to the Seller.

1.15     “Escrow Agreement” means the Escrow Agreement in the form attached hereto as Exhibit 1.15.

1.16     “GAAP” means generally accepted accounting principles under current United States accounting rules and regulations, consistently applied.

1.17     “Governmental Body” means any: (a) nation, principality, republic, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multi-national organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

1.18     “Hazardous Substances” means any substance, waste, contaminant, pollutant or material that is subject to regulation by Environmental Law or that has been determined by any Governmental Body to be capable of posing a risk of injury or damage to health, safety, property or the environment including (a) all substances, wastes, contaminants, pollutants and materials defined, designated or regulated as hazardous, dangerous or toxic pursuant to any Law, and (b) asbestos, polychlorinated biphenyls, petroleum, petroleum products and urea formaldehyde, and mold.

1.19     “including” means including but not limited to.

1.20     “Insurance Policy” means any public liability, product liability, general liability, comprehensive, property damage, vehicle, life, hospital, medical, dental, disability, worker’s compensation, key man, fidelity bond, theft, forgery, errors and omissions, directors’ and officers’ liability, or other insurance policy of any nature.

1.21     “Intangible” means any name, corporate name, domain name, fictitious name, trademark, trademark registration, trademark application, service mark, service mark registration, service mark application, trade name, brand name, product name, slogan, symbol, trade dress, trade secret, know-how, patent, patent application, copyright, copyright registration, copyright application, website, design, logo, formula, invention, product, technology, written work, visual work, audio work, multimedia work, database, information or data created or maintained in any database, idea, concept, method, process, discovery, Software, or other intangible asset of any nature, whether in use, operational, active, under development or design, non-operative, or inactive, owned, distributed, marketed, maintained, supported, used, licensed or otherwise held for use by, or licensed to or with respect to which rights are granted to, a Person, whether arising under statutory or common law in any jurisdiction or otherwise, and including the goodwill of the business symbolized by and associated with any of the foregoing, and any and all Intellectual Property Rights in and to the foregoing.

1.22     “Intellectual Property Rights” means any and all intellectual property rights and industrial property rights (throughout the universe, in all media, now existing or created in the future, and for the entire duration of such rights) arising under statutory or common law, contract, or otherwise, and whether or not perfected, in any Intangible including all (a) patents, reissues and reexamined patents, and patent applications, whenever filed and wherever issued, and all priority rights resulting from such applications; (b) rights associated with works of authorship, including copyrights, moral rights, copyright applications, copyright registrations, and rights to prepare derivative works; (c) rights relating to the protection of trade secrets and confidential information; (d) rights in trademarks, service marks, trade names, logos, symbols, certification marks, collective membership marks, and the like and registrations and applications therefor; (e) rights analogous to those set forth in this definition and any and all other proprietary rights relating to Intangible property; (f) divisions, continuations, continuations-in-part, substitutes, renewals, reissues and extensions of the foregoing (as and to the extent applicable) now existing, hereafter filed, issued, or acquired; and (g) rights to sue for past, present, and future infringement of any and all such intellectual property rights and industrial property rights.

1.23     “Judgment” means any order, writ, injunction, citation, award, decree or other judgment of any nature of any Governmental Body.

1.24     “to the knowledge of Tibbetts” and similar phrases mean the actual knowledge, implied knowledge or belief of any of the Principal Shareholders or any of the Persons set forth on Schedule 1.24. For this purpose, “implied knowledge” means all information available in the books, records and files of Tibbetts and all information that any of such persons should have reasonably known in the course of operating and managing the business and affairs of Tibbetts.

1.25     “Law” means any provision of any foreign, federal, state or local law, statute, ordinance, charter, constitution, treaty, code, rule, regulation or guideline, including common law.

1.26     “Obligation” means any debt, liability or obligation of any nature, whether secured, unsecured, recourse, nonrecourse, liquidated, unliquidated, accrued, absolute, fixed, contingent, ascertained, unascertained, known, unknown or otherwise.

1.27     “Off-the-Shelf Software” shall mean the following: ready-to-use, pre-packaged Software which is (i) commercially available to the public, and (ii) not embedded in or bundled with any of the products or services provided by Tibbetts.

1.28     “Permit” means any license, permit, approval, waiver, order, authorization, security clearance, right or privilege of any nature, granted, issued, approved or allowed by any Governmental Body.

1.29     “Person” means any individual, Entity or Governmental Body.

1.30     “Proceeding” means any demand, claim, suit, action, litigation, investigation, notice of violation, arbitration, administrative hearing or other proceeding of any nature.

1.31     “Real Property” means any real estate, land, building, condominium, town house, structure or other real property of any nature, all shares of stock or other ownership interests in cooperative or condominium associations or other forms of ownership interest through which interests in real estate may be held, and all appurtenant and ancillary rights thereto including easements, covenants, water rights, sewer rights and utility rights.

1.32     “Reportable Transaction” shall have the meaning set forth in Treasury Regulation Section 1.6011-4(b).

1.33      “Shareholders” means the holders of the Common Stock, $1.00 par value per share, of Tibbetts.

1.34     “Software” means any computer program, operating system, applications system, firmware or software of any nature, whether operational, under development or inactive including all object code, source code, comment code, algorithms, menu structures or arrangements, icons, operational instructions, scripts, commands, syntax, screen designs, reports, designs, concepts, technical manuals, test scripts, user manuals and other documentation therefor, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature and all data bases necessary or appropriate to operate any such computer program, operating system, applications system, firmware or software.

1.35     “Tangible Property” means any furniture, fixtures, leasehold improvements, vehicles, office equipment, computer equipment, other equipment, machinery, tools, forms, supplies or other tangible personal property of any nature.

1.36     “Tax” means (a) any foreign, federal, state or local income, earnings, profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, occupancy, general property, real property, personal property, intangible property, transfer, fuel, excise, payroll, withholding, unemployment compensation, social security, retirement or other tax of any nature; (b) any foreign, federal, state or local organization fee, qualification fee, annual report fee, filing fee, occupation fee, assessment, sewer rent or other fee or charges of any nature; or (c) any deficiency, interest or penalty imposed with respect to any of the foregoing.

1.37     “Tax Return” means all federal, state, local, foreign and other Tax returns and reports, information returns, statements, declarations, estimates, schedules, notices, notifications, forms, elections, certificates or other documents Tibbetts is required to file or submit to any Governmental Body with respect to the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

SECTION 2.           THE TRANSACTION

2.1        Sale and Purchase of Specified Assets. On the Closing Date (as defined in Section 10.1), effective to the fullest extent possible at 12:01 a.m. EST on the Effective Date and subject to the other terms and conditions of this Agreement, Seller shall sell, transfer, assign and convey to Buyer, and Buyer shall purchase, all right, title and interest in and to all of the Specified Assets (as defined in Section 2.1.1) free and clear of any Encumbrances, and Seller shall assign to Buyer, and Buyer shall assume, the Specified Liabilities of Seller (as defined in Section 2.1.2).

2.1.1.     Specified Assets. The “Specified Assets” means all Assets of Seller as of the Effective Date, wherever located and whether or not reflected on Seller’s books and records including the following Assets (but excluding those Assets specifically excepted below (collectively, the “Excluded Assets”)):

(a)         All Software owned or jointly owned by Seller or under development by Seller or Seller and any joint development partner and/or customer.

(b)         All Intangibles and Intellectual Property Rights owned by Seller or under development by Seller.

(c)         All of Seller’s Cash Assets, Accounts Receivable and other current assets but excluding all prepaid premiums and other prepayments and deposits with respect to Seller’s Employee Benefit Plans and any other Contracts not purchased by Buyer. Buyer shall not acquire Seller’s bank and checking accounts although the Cash Assets held in such accounts shall be wire transferred to Buyer as provided in Section 10.2.18.

(d)         All of Seller’s Tangible Property but excluding all Real Property (other than fixtures located thereon) owned by the Seller.

(e)         All of Seller’s Contract Rights under the Specified Contracts (as defined in Section 4.15(a)), but excluding Contract Rights under (1) this Agreement and any other Contracts entered into by Seller with Buyer in connection with the transactions contemplated by this Agreement; (2) Contracts that constitute or evidence Employee Benefit Plans of Seller; (3) all Contracts relating to the acquisition of Seller or any of Seller’s predecessors or affiliates, provided that the Specified Assets shall include the rights of Seller with respect to all noncompetition, nondisclosure and other restrictive covenants made for the benefit of Seller or its predecessors in any such Contract; and (4) all Contract Rights under any Specified Contracts requiring a material Consent that is not obtained on or before the Closing Date (“Non-Assigned Contracts”); provided that, once such material Consent is obtained, the Contract Rights under such Specified Contract shall be deemed, automatically and without further action by the parties, to be included in the Specified Assets as of the date such material Consent is delivered to Buyer.

(f)          All rights under all Insurance Policies owned, held or maintained by Seller or any of its predecessors, but excluding (1) all rights under Insurance Policies that constitute group medical, dental, hospitalization, health, disability and other Employee Benefit Plans of Seller; and (2) the rights of Seller under its Insurance Policies pertaining exclusively to actual or potential claims or losses that remain Seller’s responsibility after the Effective Date.

(g)         All transferable rights under all Permits granted or issued to Seller or otherwise held by Seller.

(h)         All of Seller’s rights with respect to telephone numbers, telephone directory listings and advertisements, and all of Seller’s goodwill.

(i)          All of Seller’s customer lists, prospect lists, supplier lists, data bases, computer media, sales and marketing materials, invoices, correspondence, files, books and records, but excluding (1) Seller’s corporate minute books, stock books and related organizational documents; and (2) Seller’s files, books and records relating exclusively to Seller’s Assets not included in the Specified Assets or to Seller’s liabilities not included in the Specified Liabilities.

(j)          All of Seller’s claims, causes of action and other legal rights and remedies, whether or not known as of the Effective Date, relating to Seller’s ownership of the Specified Assets and/or the operation of Seller’s business, but excluding causes of action and other legal rights and remedies of Seller (1) against Buyer with respect to the transactions contemplated by this Agreement; or (2) relating exclusively to Seller’s Assets not included in the Specified Assets or to Seller’s liabilities not included in the Specified Liabilities.

(k)         The share certificates evidencing Tibbetts’ ownership in Global Coils Sagl (“Global Coils”).

2.1.2.     Specified Liabilities of Seller. The “Specified Liabilities” of Seller means the following specifically described liabilities of Seller as of the Effective Date: (A) Seller’s accounts payable as of the Effective Date but only to the extent that such payables arise in the ordinary course of business consistent with past practice and that the incurrence or existence of such liability does not constitute a breach or failure of, or a default under, any representation, warranty, covenant or other provision of this Agreement (including those of Section 4.9) (Seller’s accounts payable as of the date of this Agreement are set forth on Schedule 2.1.2(A)); (B) the liabilities of Seller under those Specified Contracts (as defined in Section 4.15(a)) to which Seller is a party, provided that the incurrence or existence of any such liability or Contract does not constitute a breach or failure of, or a default under, any representation, warranty, covenant or other provision of this Agreement (including those of Section 4.9), but only to the extent that such liabilities arise in the ordinary course of performing such Specified Contracts, in accordance with their respective terms, after the Effective Date and are not due to any breach or default by Seller under any such Specified Contract; and (C) accrued but unpaid compensation and vacation pay as of the Effective Date (but excluding benefits under Seller’s Employee Benefits Plans and excluding severance and termination benefits), which accruals are properly reflected as liabilities on the Closing Balance Sheet and are consistent with Buyer’s past practices (collectively, the "Assumed Employee Liabilities") (Seller’s accrued but unpaid compensation and vacation pay as of the date of this Agreement is set forth on Schedule 2.1.2(B)). Notwithstanding the foregoing, the Specified Liabilities of Seller shall not include any other liability or Obligation of Seller, whether or not incurred in the ordinary course or reflected on the Closing Balance Sheet, including any liability or Obligation under (1) this Agreement or any other Contracts entered into by Seller with Buyer in connection with the transactions contemplated by this Agreement; (2) any

Contracts that constitute or evidence Employee Benefit Plans of Seller; (3) any Contracts relating to the formation or acquisition of Seller or any of Seller’s predecessors; (4) any current, long-term or deferred liabilities for any Taxes; (5) any current or long-term notes payable and all accrued interest with respect thereto, other than any capitalized lease for any of the Specified Assets; (6) any Obligation for borrowed funds or bank debt; (7) any liabilities for overdrafts or any other liabilities with respect to bank accounts; (8) any intercompany payables or guarantees of indebtedness by an affiliate of Seller; (9) any liabilities relating to or arising under Environmental Laws with respect to or in connection with Seller’s conduct of the business or the Assets and any violations of Environmental Laws relating to the Tibbetts Real Property; and (10) any accrued expenses with respect to Seller’s Insurance Policies.

2.2          No Other Liabilities. Notwithstanding any other provisions of this Agreement, Buyer shall not purchase the Specified Assets subject to, and Buyer shall not in any manner assume or be liable or responsible for any Obligations of Seller other than the Specified Liabilities. All Obligations of Seller other than the Specified Liabilities shall remain the sole responsibility of Seller, and Seller shall pay and discharge such Obligations in full as the same become due. Without limiting the generality of the foregoing, and in addition to the liabilities excluded from the Specified Liabilities under Section 2.1.2, Buyer shall not in any manner assume or be liable or responsible for, or acquire any Assets of Seller subject to, any of the following Obligations of Seller, whether or not reflected on the Closing Balance Sheet:

2.2.1.   Affiliates. Any Obligation to a Shareholder or any current or former member, shareholder partner, director or controlling Person of Seller, or to any other Person affiliated with Seller, its affiliates and predecessors including Obligations for dividends declared but not paid.

2.2.2.   Taxes. Any Obligation for any Tax including, (a) any Tax with respect to Seller’s business operations; (b) any Tax with respect to the ownership, possession, purchase, lease, sale, disposition or use of any of Seller’s Assets at any time on or before the Effective Date; and (c) any Tax resulting from the sale of the Specified Assets to Buyer or otherwise resulting from the transactions contemplated by this Agreement.

2.2.3.   Post-Closing. Any Obligation that is incurred or arises after the Effective Date, or that relates to any Proceeding of Seller or other event that occurs or circumstances that exist after the Effective Date.

2.2.4.   Transaction Related. Any Obligation that was or is incurred in connection with the negotiation, execution or performance of this Agreement and any other Contracts entered into between Buyer and Seller, or among Seller, Buyer and other parties, in connection with the transactions contemplated by this Agreement.

2.2.5.   Defaults. Any Obligation, the incurrence or existence of which constitutes or will constitute a breach or failure of, or a default under, any representation, warranty, covenant or other provision of this Agreement including any Obligation, whether or not known to Seller, that has not been disclosed to Buyer in writing in this Agreement or the Schedules and Exhibits hereto.

2.2.6.    Employees. Other than the Assumed Employee Liabilities, any Obligation to any or all employees of Seller including Obligations under Seller’s Employee Benefit Plans, Obligations under Seller’s Group Insurance Plans and Obligations for severance pay and other termination benefits.

2.2.7.    Environmental. Any obligation arising under, in connection with or related to Environmental Laws or resulting from Seller’s failure to comply with such Laws.

2.2.8.    Infringement. Any Obligation arising in connection with or related to Seller’s (or any of Seller’s predecessors’) infringement or alleged infringement of any Software or Intangible of any Person.

2.2.9.    Encumbrances. Any Encumbrance on or affecting Seller’s Assets including the Specified Assets.

2.2.10.  Debt. Any Obligations for borrowed money or other debt (including debt owed to affiliates or third parties).

2.2.11.  Products and Services. Any Obligations for any products or components thereof manufactured or shipped, or any services provided, by Tibbetts, in whole or in part, prior to the Effective Date.

2.3          Seller’s Employees. Subject to the condition that the Closing hereunder occurs, Buyer shall offer to employ, as of the Effective Date, the Key Employees (as defined in Section 9.8) and such other employees as Buyer shall determine. The employment of the Key Employees shall be on the terms set forth in the Key Employment Agreements (as defined in Section 9.8) and the employment of any other employees will be on an “at will” basis for salaries or wages consistent with the levels in effect as of the Closing Date and with recognition of their original date of hire with Seller. Buyer does not assume, and Seller shall be fully responsible for the payment of, any severance or other benefits related to or payable upon the termination of any of Seller’s employees including any employees offered employment by Buyer who fail to accept such employment offer. Seller shall cooperate with Buyer’s efforts to employ and retain any such employees. Seller shall provide to Buyer accurate and complete copies of the personnel records of Seller’s employees at least thirty (30) days before the Closing Date. Seller shall be responsible for compliance with all Laws related to the termination by Seller of Seller’s employees.

SECTION 3.           PURCHASE PRICE AND CLOSING FINANCIAL STATEMENTS

3.1          Purchase Price. Subject to the adjustments described in this Section 3, the total consideration for the Sale shall be $4.5 million and the assumption of the

Specified Liabilities (the “Purchase Price”), the cash portion of which shall be payable as follows:

(a)        a cash payment (“Closing Payment”) payable by Buyer to Seller at Closing (as defined in Section 10.1) in the amount of $3.975 million, less any amounts that are required to be sent to the Maine Revenue Service pursuant to the Tax Clearance Letter (as defined in Section 6.11);

(b)        a cash payment in the amount of $50,000 (the "Net Total Tangible Assets Escrow Funds") payable by Buyer into the Escrow Account at Closing, with such Net Total Tangible Assets Escrow Funds to be decreased after Closing by the amount, if any, of the Net Total Tangible Assets Adjustment (as defined in Section 3.3.3), payable in accordance with the terms of Section 3.3 and the Escrow Agreement.

(c)        a cash payment in the amount of $475,000 (“Indemnity Escrow Funds”) payable by Buyer into the Escrow Account at Closing, with such Indemnity Escrow Funds to be decreased after Closing by the amount, if any, of the Indemnification Matters Adjustment (as defined in Section 3.4), payable in accordance with the terms of Section 3.4 and the Escrow Agreement.

The Purchase Price shall be allocated among the Specified Assets and the noncompetition covenants set forth in Section 12 in the manner to be set forth on Exhibit 3.1 (the “Purchase Price Allocation”) to be agreed upon by IntriCon and Tibbetts prior to Closing. The parties shall file, and shall cause their respective affiliates to file, all Tax Returns and statements, forms and schedules in connection therewith in a manner consistent with the Purchase Price Allocation and shall take no position inconsistent therewith.

3.2          Closing Balance Sheet. IntriCon shall prepare or cause to be prepared a balance sheet of Seller, prepared in accordance with GAAP (as historically applied by Tibbetts), as of the Effective Date (“Closing Balance Sheet”). IntriCon shall deliver to Seller, within ninety (90) days after the Effective Date, the Closing Balance Sheet.

3.3          Net Total Tangible Assets Adjustment. The Purchase Price shall be adjusted based upon the Net Total Tangible Assets as of the Effective Date, as follows:

3.3.1.   Definition. "Net Total Tangible Assets" means (a) the aggregate net book value of all Specified Assets reflected on the Closing Balance Sheet, minus (b) all Intangibles reflected on the Closing Balance Sheet, including but not limited to capitalized Software, goodwill and other purchase price intangibles arising from the acquisition by Tibbetts (or its affiliates or predecessors) of any parts of Tibbetts’ Business minus (c) the aggregate full face amount of all Specified Liabilities reflected on the Closing Balance Sheet minus (d) the net book value (which shall be reduced by the related liability) of any Assets leased under capitalized leases, minus (d) the net book value of any property, plant and equipment whether or not reflected on the Closing Balance Sheet, the acquisition or lease of which by Tibbetts constituted a breach or violation of, or a default under, any representation, warranty, covenant or other provision of this Agreement (including, but not limited to, those of Section 4.8).

3.3.2.   Net Total Tangible Assets Statement. IntriCon shall (a) prepare a statement (“Net Total Tangible Assets Statement”) which shall include a clear and detailed calculation showing each separate component identified in Section 3.3.1; and (b) deliver the Net Total Tangible Assets Statement to Seller at the same time as the Closing Balance Sheet is delivered to Seller under Section 3.2. Seller shall notify IntriCon of any objections to the Net Total Tangible Assets Statement (which may include objections to the Closing Balance Sheet) within thirty (30) days after Seller receives the Closing Balance Sheet and the Net Total Tangible Assets Statement. If Seller does not notify IntriCon of any such objections by the end of that thirty day period, then the Net Total Tangible Assets Statement, as prepared by IntriCon, shall be considered final on the last day of that thirty day period. If Seller does notify IntriCon of any such objections by the end of that thirty day period, and IntriCon and Seller are unable to resolve their differences within fifteen (15) days thereafter, then the disputed items on the Net Total Tangible Assets Statement shall be reviewed, as soon as possible, at Seller’s expense, by accountants designated by Seller and, at IntriCon’s expense, by accountants designated by IntriCon. Seller and IntriCon shall instruct their respective accountants to, in good faith, use their best efforts to resolve such disputed items to their mutual satisfaction and to deliver a final Net Total Tangible Assets Statement to Seller and IntriCon as soon as possible. If the parties’ accountants are unable to resolve any such disputed items within thirty (30) days after receiving such instructions, then the remaining disputed items shall be submitted to an independent public accounting firm mutually selected by Tibbetts and IntriCon (“Arbiter”), for resolution, with the costs thereof paid fifty percent (50%) by Seller and fifty percent (50%) by IntriCon, and the Arbiter shall be instructed to deliver a final Net Total Tangible Assets Statement to Seller and IntriCon as soon as possible.

3.3.3.   Net Total Tangible Assets Adjustment and Payment of the Net Total Tangible Assets Escrow Funds. The Purchase Price shall be decreased by the amount, if any, that Tibbetts’ Net Total Tangible Assets as of the Effective Date, as finally determined in accordance with Section 3.3.2 (“Final Net Total Tangible Assets”), is less than $2,369,000 (the “Net Total Tangible Assets Adjustment”); provided, however, that the Net Total Tangible Assets Adjustment shall not exceed $50,000. If the Net Total Tangible Assets Adjustment is less than the Net Total Tangible Assets Escrow Funds, then the Net Total Tangible Assets Adjustment shall be paid to IntriCon from the Net Total Tangible Assets Escrow Funds and the balance of the Net Total Tangible Assets Escrow Funds in excess of the Net Total Tangible Assets Adjustment shall be paid to Seller. If the Net Total Tangible Assets Adjustment equals or exceeds the Net Total Tangible Assets Escrow Funds, then the full amount of the Net Total Tangible Assets Escrow Funds shall be paid to IntriCon. If there is no Net Total Tangible Assets Adjustment, then the Net Total Tangible Assets Escrow Funds shall be paid to Seller. Any payment under this Section 3.3.3 shall be made within fifteen (15) business days after the Net Total Tangible Assets Statement is finalized in accordance with Section 3.3.2.

3.4        Indemnification Matters Adjustment. The Purchase Price shall be reduced by the full aggregate amount (the “Indemnification Matters Adjustment”) owed to IntriCon or Buyer as a result of any Indemnification Matters (as defined in Section 13.4) arising from time to time after Closing. Any Indemnification Matters Adjustment owed to IntriCon or Buyer shall be paid first from the Indemnity Escrow Funds held under the Escrow Agreement and the Seller shall pay to IntriCon or Buyer the amount by which any Indemnification Matters Adjustment exceeds the total remaining Indemnity Escrow Funds. Any Indemnification Matters Adjustment that occurs after the exhaustion or release of the Indemnity Escrow Funds shall be paid by the Seller (to the extent arising under Section 31.1) or the Principal Shareholders (to the extent arising under Section 13.2). The Escrow Agreement shall provide that: (a) $100,000 (less the sum of any Indemnification Matters paid or pending) of the Indemnity Escrow Funds shall be released to the Seller 12 months after the Closing Date and (b) the balance remaining in the Indemnity Escrow Funds (less the sum of any Indemnification Matters then pending) shall be released to the Seller 18 months after the Closing Date.

3.5        Currency and Method of Payment. All dollar amounts stated in this Agreement are stated in United States currency, and all payments required under this Agreement shall be paid in United States currency. All payments required under this Agreement shall be made as follows: (a) any payment may be made by wire transfer of immediately available United States federal funds; (b) any payment exceeding $1,000,000 shall be made by wire transfer of immediately available United States federal funds; and (c) any payment not exceeding $1,000,000 may be made by ordinary check.

3.6        Original Issue Discount. For purposes of applying Sections 1272-1274 of the Internal Revenue Code of 1986, as amended (the “Code”), to any portion of the Purchase Price paid after the Closing Date, each payment not otherwise bearing interest at a stated rate shall be deemed to include interest at the highest applicable federal rate for the three month period ending on the last day of the month in which the Closing Date occurs.

3.7        Letter of Credit.       Seller intends to obtain a non-recourse loan (the “Real Property Loan”) secured by real estate located at 5 Colcord Avenue and 18 Colcord Avenue, Camden, Maine (consisting of four office/industrial buildings located on approximately 5.25 acres) (the “Pledged Real Property”) from a bank or commercial lender to be selected by Seller (“Lender”). At Closing, Buyer shall provide Lender a letter of credit (the "Real Property Letter of Credit") in the amount of $25,000 as additional collateral for the Real Property Loan on the following terms: (a) in the event that the aggregate gross proceeds (before payment of transfer taxes, commissions, liens, loans, Encumbrances and other amounts in connection with the sale or transfer) (“Aggregate Gross Proceeds”) from the sale of all of the Pledged Real Property by the Seller or the Lender after Closing to a good faith, bona fide purchaser(s) is less than the lesser of (i) $1.0 million or (ii) the amount then owed under the Real Property Loan, the Lender may draw down on the Letter of Credit in the amount of such shortfall; (b) no draw may be made on the Letter of Credit until all of the Pledged Real Property is sold; (c) in the event that any parcel of Pledged Real Property is sold to a Shareholder or an affiliate or associate of a Shareholder or Seller, the Aggregate Gross Proceeds shall be deemed to be greater of the amount paid by such purchaser or the fair market value of such Pledged Real Property as determined by a licensed appraiser approved by IntriCon and Seller; and (d) the Letter of Credit shall expire 18 months after the Closing Date, and shall be released if all of the Pledged Real Property is sold before such expiration date. In the event that Lender draws down on the Letter of Credit, the amount so drawn shall be deemed to increase the Purchase Price.

SECTION 4.  REPRESENTATIONS AND WARRANTIES OF TIBBETTS AND PRINCIPAL SHAREHOLDERS

Tibbetts and the Principal Shareholders delivered to IntriCon and Buyer disclosure schedules (the “Disclosure Schedules”) consisting of numbered schedules corresponding to the numbered subsections of this Section 4 and setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Section 4 or as an exception to one or more representations or warranties contained in this Section 4 (with specific reference to the particular subsection to which the information set forth in such Disclosure Schedule relates). The inclusion of an item in the Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by Tibbetts or the Principal Shareholders that such item represents a material exception to such representation or warranty.

Knowing that IntriCon and Buyer are relying thereon, Tibbetts and each Principal Shareholder, jointly and severally, represents and warrants to IntriCon and Buyer, as set forth below in this Section 4.

4.1          Organization.

(a)        Tibbetts is a corporation, duly organized, validly existing and in good standing under the laws of the State of Maine. Tibbetts possesses the full corporate power and authority to enter into and perform its obligations under this Agreement. Tibbetts possesses the full corporate power and authority: (i) to own and use its Assets in the manner in which such Assets are currently owned and used and in the manner in which Tibbetts currently proposes to own and use such Assets, and (ii) to conduct its business as such business is currently being conducted and as Tibbetts currently proposes to conduct such business. Tibbetts is duly qualified or registered to do business, and in good standing, in each jurisdiction where such qualification or registration is required due to its conduct of business or ownership of property, except where the failure to qualify or register would not have a material adverse affect on Tibbetts, its Business, Assets, operations or condition (financial or otherwise).

(b)        Except as set forth on Schedule 4.1, Tibbetts does not have any subsidiaries and/or own any securities of any corporation or any other interest in any Person. Except as set forth on Schedule 4.1, Tibbetts has never acquired or succeeded to all or any material portion of the Assets or businesses of any other Person, and there is no other Person that may be deemed to be a predecessor of Tibbetts.

(c)        Schedule 4.1 sets forth, for Tibbetts: (i) its exact legal name; (ii) its corporate business form and jurisdiction and date of formation; (iii) its federal employer identification number; (iv) its headquarters address, telephone number and facsimile number; (v) its directors and officers, indicating all current title(s) of each individual; (vi) its registered agent and/or office in its jurisdiction of formation (if applicable); (vii) all foreign jurisdictions in which it is qualified or registered to do business, the date it so qualified or registered, and its registered agent and/or office in each such jurisdiction (if applicable); (viii) all fictitious, assumed or other names of any type that are registered or used by it or under which it has done business at any time since its date of incorporation; and (ix) any name changes, recapitalizations, mergers, reorganizations or similar events since its date of formation.

(d)        Accurate and complete copies of the articles of incorporation, bylaws and other organizational and related documents of Tibbetts, each as amended to date, and all Contracts relating to the acquisition or formation of Tibbetts (or its affiliates or predecessors), have been delivered or made available to IntriCon.

4.2          Authority; Non-Contravention.

(a)        Tibbetts has the full right, power and authority to enter into, execute, deliver and perform its obligations under this Agreement, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Tibbetts has been duly authorized by all necessary corporate actions. Each Principal Shareholder has the absolute and unrestricted right, power and authority and capacity to enter into, execute, deliver and perform all of his or its obligations under this Agreement and under each other agreement, document or instrument referred to in or contemplated by this Agreement to which such Principal Shareholder is or is to become a party. This Agreement constitutes the legal, valid and binding agreement of Tibbetts and each Principal Shareholder, enforceable against Tibbetts and each Principal Shareholder in accordance with its terms.

(b)        Except as set forth on Schedule 4.2, neither the execution, delivery and performance of this Agreement nor the consummation or performance of any of the transactions contemplated hereby by Tibbetts and each Principal Shareholder will directly or indirectly (with or without notice or lapse of time):

(i)                    contravene, conflict with or result in a violation of (a) any of the provisions of the articles or certificate of incorporation, bylaws or other organizational documents of Tibbetts, or (b) any resolution adopted by the shareholders, board of directors or any committees thereof of Tibbetts;

(ii)                   contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any Law or any Judgment to which Tibbetts, or any of the Assets owned or used by Tibbetts, is subject;

(iii)                  contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke,

withdraw, suspend, cancel, terminate or modify, any Permit that is held by Tibbetts or that otherwise relates to any of the businesses of Tibbetts or to any of the Assets owned or used by Tibbetts;

(iv)                  contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of, or any Specified Contract (as defined in Section 4.15) or Contract to which Tibbetts or a Principal Shareholder are a party or by which any of them is bound;

(v)                   result in the imposition or creation of any Encumbrance upon or with respect to any Asset owned or used by Tibbetts; or

(vi)                  result in, or increase the likelihood of, the disclosure or delivery to any escrow holder or other Person of the source code for or relating to any past, present or future product of Tibbetts, or any portion or aspect of such source code, or any proprietary information or algorithm contained in or relating to any such source code.

(c)        Except as set forth on Schedule 4.2, neither Tibbetts nor any Principal Shareholder is required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby

(d)        Under the Maine Business Corporation Act and Tibbetts articles of incorporation and bylaws, the approval of this Agreement and the Transactions requires the affirmative approval of a majority of all the votes entitled to be cast on the Agreement and the Transactions by the Shareholders.

4.3          Capital Stock and Ownership.

(a)        Schedule 4.3 sets forth the authorized capital stock of Tibbetts, including the type of shares authorized, the par value per share and the number of each type of shares that are issued and outstanding. Schedule 4.3 contains an accurate and complete list of: (i) the full legal names of all security holders of Tibbetts; (ii) the addresses of such holders’ respective current principal residences on file with Tibbetts; and (iii) the numbers of shares, type of shares and the amount which each such holder paid for the shares and the certificate numbers of the stock certificates representing such shares. Except as set forth on Schedule 4.3, with respect to each Shareholder: (i) such Shareholder is the record holder and, to the knowledge of Tibbetts, beneficial owner of the shares of Tibbetts Stock set forth on Schedule 4.3 next to such Shareholder’s name (the “Shares”) and has good and valid title to the Shares, free and clear of any Encumbrances; (ii) the Shares are the only shares of the capital stock of Tibbetts, held by such Shareholder; (iii) such Shareholder has the ability to vote all of the Shares at any meeting of the shareholders of Tibbetts, or by written consent in lieu of any such meeting; and (iv) such Shareholder has not appointed or granted any proxy or entered into any agreement, contract, commitment or understanding with respect to any of the Shares. Except as set forth on Schedule 4.3, Tibbetts has never authorized, offered, sold or issued any securities other than as set forth on Schedule 4.3. Except as set forth on Schedule 4.3, there are no other record or, to the knowledge of Tibbetts, beneficial owners of any shares of Tibbetts Stock or any other securities of Tibbetts. Except for the shares listed on Schedule 4.3, there were and currently are no other issued or outstanding shares of capital stock.

(b)        All of the issued and outstanding shares of capital stock of Tibbetts have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth on Schedule 4.3, there exists no right of first refusal or other preemptive right with respect to any of the Tibbetts Stock or any other securities of Tibbetts or the Business or Assets of Tibbetts.

(c)        All offerings, sales and issuances by any of Tibbetts of any shares of capital stock were conducted in compliance with all applicable federal and state securities Laws and all other applicable Laws.

(d)        Except as set forth on Schedule 4.3, there is no:

(i)                    outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Tibbetts;

(ii)                   outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Tibbetts;

(iii)                  Contract under which Tibbetts is, is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities;

(iv)                  pending or previously asserted or, to the knowledge of Tibbetts, threatened claim by any Person to the effect that such Person is or was entitled to acquire or receive any shares of capital stock or any other securities of Tibbetts;

(v)                   condition or circumstance that may directly or indirectly give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is or may be entitled to acquire or receive any shares of capital stock or other securities of Tibbetts or any of the Purchase Price.

(e)        Except as set forth on Schedule 4.3, Tibbetts has never repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities. All securities so reacquired by any of Tibbetts were reacquired in full compliance with the applicable provisions of all applicable Contracts and all applicable Laws.

4.4          Financial and Corporate Records.

(a)        Except as set forth in Schedule 4.4, Tibbetts’ books and records are and have been properly prepared and maintained in form and substance adequate for preparing audited financial statements in accordance with GAAP, and such books and records fairly and accurately reflect (i) all of Tibbetts’ Assets and Obligations and (ii) all of the Contracts and other transactions to which Tibbetts is or was a party or by which Tibbetts or the business or Assets of Tibbetts is or was affected.

(b)        Accurate and complete copies of the contents of Tibbetts’ minute books and stock books have been delivered or made available to IntriCon. Such minute books and stock books include (i) minutes of all meetings of the shareholders, members, partners, board of directors and any committees of the board of directors at which any material action was taken, which minutes accurately record all material actions taken at such meetings, (ii) accurate and complete written statements of all actions taken by the shareholders, members, partners, board of directors and any committees of the board of directors without a meeting, and (iii) accurate and complete records of the subscription, issuance, transfer and cancellation of all shares of capital stock and all other securities since the date of incorporation.

(c)        Tibbetts maintains internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide a reasonable level of assurance for a company of Tibbetts’ size and type, that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of Tibbetts and to maintain accountability for its Assets, (iii) access to Tibbetts’ Assets is permitted only in accordance with management’s authorization, (iv) the reporting of Tibbetts’ Assets is compared with existing Assets at regular intervals, and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(d)        Schedule 4.4 contains an accurate and complete list of all of Tibbetts’ bank accounts, other accounts, certificates of deposit, marketable securities, other investments, safe deposit boxes, lock boxes and safes, and the names of all officers, employees or other individuals who have access thereto or are authorized to make withdrawals therefrom or dispositions thereof.

4.5	Compliance with Laws; Permits.

(a)        Except as set forth on Schedule 4.5: (i) Tibbetts is in full compliance with each Judgment and is in compliance, in all material respects, with each Law that is applicable to it or to the conduct of its business or the ownership or use of any of its Assets; (ii) Tibbetts has at all times been in full compliance with each Judgment or in compliance, in all material respects, with each Law that is or was applicable to it or to the conduct of any of its businesses or the ownership or use of any of its Assets; (iii) no event has occurred, and no condition or circumstance exists, that would reasonably be expected (with or without notice or lapse of time) to constitute or result in a violation by such Tibbetts of, or a failure on the part of such Tibbetts to comply, in all material respects, with, any Judgment or Law; and (iv) Tibbetts has not received, at any time, any notice or other communication (in writing or otherwise) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential violation of, or failure to comply with, any Judgment or Law, or (B) any actual, alleged, possible or potential obligation on the part of such Tibbetts to undertake, or to bear all or any portion of or the cost of, any natural resource damages or cleanup or any remedial, corrective or response action of any nature.

(b)        Except as set forth on Schedule 4.5, Tibbetts has obtained and holds all Permits required for the lawful operation of Tibbetts’ business as and where such business is presently conducted. All Permits held by Tibbetts are listed on Schedule 4.5, and accurate and complete copies of such Permits have been delivered or made available to IntriCon. Tibbetts is in compliance in all material respects with the conditions and terms of all such Permits and there are no enforcement actions pending or, to the knowledge of Tibbetts, threatened that would affect the terms of such Permits.

4.6	Financial Statements.

(a)        Tibbetts’ fiscal year ends on the Saturday closest to September 30th of each year.

(b)        Tibbetts has delivered to IntriCon the following financial statements and related notes (the “Financial Statements”): (i) the audited balance sheets of Tibbetts as of September 30, 2006, October 1, 2005 and October 2, 2004 ; the audited statement of income of Tibbetts for the fiscal years ended September 30, 2006, October 1, 2005 and October 2, 2004; and  the audited statement of cash flows of Tibbetts for the fiscal years ended September 30, 2006, October 1, 2005 and October 2, 2004  (collectively, the “Audited Financial Statements”); and (ii) the unaudited balance sheet of Tibbetts (the “Latest Balance Sheet”) as of December 30, 2006 (the “Latest Balance Sheet Date”); the unaudited statement of operations of Tibbetts for the period from October 1, 2006 to December 30, 2006 and the unaudited statement of cash flows of Tibbetts for the period from October 1, 2006 to December 30, 2006 (collectively, the “Interim Financial Statements”).

(c)        The Financial Statements present fairly the financial position of Tibbetts as of the respective dates thereof and the results of operations of Tibbetts for the respective periods covered thereby. The Financial Statements have been prepared in accordance with GAAP. All of the Annual Financial Statements were audited by Baker, Newman, Noyes LLC, whose reports thereon are without qualification or explanatory paragraphs. All of adjustments that are necessary for a fair presentation of the Interim Financial Statements (consisting only of normal recurring adjustments) have been made.

4.7	Assets.

(a)        Tibbetts has delivered to IntriCon an accurate and complete list of all Assets of Tibbetts as reflected on the Latest Balance Sheet including (i) Cash Assets, itemized by bank or other account, showing cost and market value if different from cost; (ii) Accounts Receivable, showing customer names, individual invoice dates, individual invoice amounts and allowances for doubtful accounts, or, in the case of earned but not billed receivables, customer names and individual dates on which the receivables are billable; (iii) summary categorical descriptions of other current Assets; (iv) summary categorical descriptions of Tangible Property, grouped as to type; and (v) Software and Intangibles, showing cost or amount capitalized, accumulated amortization and net book value. Without limiting the generality of the foregoing, all of Tibbetts’ inventory that is reflected on the Latest Balance Sheet: (A) has been determined in accordance with GAAP, was valued at the lower of cost or market value and on a basis consistent with that of prior years and (B) consists of items of a quality and quantity useable and saleable in the ordinary course of the business without markdown or discount, and is merchantable and fit for their particular purpose.

(b)        Schedule 4.7 accurately identifies all Assets that are being leased or licensed to Tibbetts.

(c)        Except as set forth on Schedule 4.7, Tibbetts owns and has good, valid and marketable title to, all of its Assets that are purported to be owned by it and has the right to transfer all rights, title and interest in such Assets, free and clear of any Encumbrance.

(d)        Except for the Specified Assets, no other Assets are necessary to operate, or are material to the operation of, Tibbetts’ Business.

4.8	Obligations.

(a)        Schedule 4.8 contains an accurate and complete list of all of Tibbetts’ Obligations reflected on the Latest Balance Sheet, itemized by balance sheet account, and with aggregate net balances equal to the balances on the Latest Balance Sheet including (i) accounts payable, (ii) accrued expenses and reserves, itemized by category and with appropriate explanation, (iii) deferred revenues, itemized by customer and time periods, and (iv) other current and long-term liabilities.

(b)        Tibbetts has no Obligations other than (i) Obligations identified as such in the “liabilities” column on the Latest Balance Sheet, (ii) Obligations set forth on Schedule 4.8, (iii) Obligations under Contracts of the type listed on Schedule 4.15, provided that as of the Latest Balance Sheet Date, no such Obligation consisted of or resulted from a default under or violation of any such Contract, and (iv) Obligations that were incurred since the Latest Balance Sheet Date and which were not incurred in breach of any of the representations and warranties made in Section 4.9. Except as described on Schedule 4.8, none of Tibbetts’ Obligations are guaranteed by any Person.

4.9          Operations Since The Latest Balance Sheet Date. Except as set forth on Schedule 4.9, since the Latest Balance Sheet Date:

(a)        except in the ordinary course of its Business consistent with its past practices, Tibbetts has not: (i) pledged or hypothecated any of their Assets or otherwise permitted any of their Assets to become subject to any Encumbrance; (ii) incurred any Obligation; (iii) made any loan or advance to any Person; (iv) assumed, guaranteed or otherwise become liable for any Obligation of any Person; (v) committed for any capital expenditure; (vi) purchased, leased, sold, abandoned or otherwise acquired or disposed of any business or Assets; (vii) waived or released any right or canceled or forgiven any debt or claim; (viii) discharged any Encumbrance or discharged or paid any indebtedness or other Obligation; (ix) assumed or entered into any Contract other than this Agreement; (x) amended or terminated any Specified Contract; (xi) increased, or authorized an increase in, the compensation or benefits paid or provided to any of its directors, officers, employees, salesmen, agents or representatives; (xii) established, adopted or amended (including any amendment with a future effective date) any Employee Benefit Plan; (xiii) declared, accrued, set aside, or paid any dividend or made any other distribution in respect of any shares of capital stock, other securities, Cash Assets or other Assets; (xiv) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities; (xv) sold or otherwise issued any shares of capital stock or any other securities; (xvi) amended its or certificate of incorporation, bylaws or other organizational documents; (xvii) been a party to any merger, consolidation, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction; (xviii) accrued any severance or any deferred bonuses or compensation due to any shareholder, employee or agent of Tibbetts, or paid any such severance or deferred bonuses or compensation except to the extent such severance or deferred bonuses or compensation was accrued on the Latest Balance Sheet; (xix) changed any of its methods of accounting or accounting practices in any respect; or (xx) made any Tax election.

(b)        even in the ordinary course of its Businesses consistent with its past practices, Tibbetts has not incurred any Obligation, made any loan to any Person, acquired or disposed of any business or Assets, entered into any Contract (other than customer contracts) or other transaction, or done any of the other things described in Section 4.9(a), involving an amount exceeding $10,000 in any single case or $25,000 in the aggregate; and

(c)        there has been no material adverse change or material casualty loss affecting Tibbetts or the Business, Assets or financial condition of Tibbetts; and there has been no material adverse change in the financial performance or prospects of Tibbetts; and there has been no loss, damage or destruction to, or any interruption in the use of, any of the Assets of Tibbetts (whether or not covered by insurance).

4.10       Accounts Receivable. Except as set forth on Schedule 4.10, all Accounts Receivable of Tibbetts, as set forth in the list of Assets of Tibbetts, as reflected on the Latest Balance Sheet, delivered to IntriCon as provided in Section 4.7, arose in the ordinary course of business and are proper and valid Accounts Receivable, and can be collected by Tibbetts in full (without any counterclaim or setoff), subject to normal reserves accrued for on the Latest Balance Sheet. There are no refunds, discounts, rights of setoff or assignments affecting any such Accounts Receivable. Proper amounts of deferred revenues appear on Tibbetts’ books and records, in accordance with GAAP, with respect to Tibbetts’ (a) billed but unearned Accounts

Receivable; (b) previously billed and collected Accounts Receivable still unearned; and (c) unearned customer deposits.

4.11     Tangible Property. Tibbetts has good and marketable title to all of their Tangible Property, free and clear of any Encumbrances, except as set forth in the Latest Balance Sheet or on Schedule 4.11. Except as set forth on Schedule 4.11, all material items of Tibbetts’ Tangible Property are located at Tibbetts’ offices or facilities, and Tibbetts has the full and unqualified right to require the immediate return of any of their Tangible Property which is not located at its offices or facilities. All Tangible Property of Tibbetts, wherever located, (a) is in good condition, ordinary wear and tear excepted, (b) is structurally sound, in all material respects, and free of any material defect and material deficiency, (c) is being operated and otherwise used in compliance with, all applicable Laws, and (d) is sufficient for Tibbetts’ operations and business as presently conducted.

4.12	Real Property.

(a)         Set forth on Schedule 4.12, is an accurate and complete list of: (i) any Real Property currently owned, leased (either as landlord or tenant), subleased (either as sublandlord or subtenant) occupied, managed, operated or used by Tibbetts (“Current Tibbetts Real Property”), showing location, and in the case of leased property, rental cost and landlord, tenant, sublandlord or subtenant, as applicable; and (ii) a list of any Real Property previously owned, leased (either as landlord or tenant), subleased (either as sublandlord or subtenant) occupied, managed, operated or used by Tibbetts (“Prior Tibbetts Real Property” and, together with the Current Tibbetts Real Property, the “Tibbetts Real Property”), showing location, method of disposition and any continuing obligations with respect thereto. Except as set forth on Schedule 4.12, no Person other than Tibbetts is in possession of any portion of the Current Tibbetts Real Property. Tibbetts has no Obligations with respect to any Prior Tibbetts Real Property. Tibbetts owns the Current Tibbetts Real Property in fee simple absolute and possess good and marketable title to the Current Tibbetts Real Property subject only to those easements, restrictions, or Encumbrances listed on Schedule 4.12. All Current Tibbetts Real Property is in good condition, ordinary wear and tear excepted, and is sufficient for the current operations of Tibbetts. No Tibbetts Real Property, nor the occupancy, maintenance or use thereof, is or was in violation of, or breach or default under, any Encumbrance, Contract or Law, including Environmental Laws, and no notice or threat from any landlord, tenant, sublandlord or subtenant, Governmental Body or other Person has been received by Tibbetts or served in connection with any Tibbetts Real Property claiming any violation of, or breach, default or liability under, any Contract or Law, including Environmental Laws, or requiring or calling attention to the need for any work, repairs, construction, alteration, installations or environmental remediation. No Proceedings are pending which would affect the zoning, use or development of any Current Tibbetts Real Property. No portion of Current Tibbetts Real Property is within an identified flood plain, wetland or other designated flood hazard area as established under any Law or otherwise by any Governmental Body. All of the Current Tibbetts Real Property has direct legal access to, abuts, and is served by a publicly dedicated and maintained road, which road does and shall provide a valid means of ingress and egress thereto and therefrom, without additional expense. All utilities, including water, gas, telephone, electricity, sanitary and storm sewers, are public and are currently available to all Current Tibbetts Real Property at normal and customary rates, and are adequate to serve Tibbetts Current Real Property for Tibbetts’ current use thereof. Neither Tibbetts nor any Principal Shareholders has received notice of, nor has knowledge of, any proposed or threatened moratorium or curtailment in utility services applicable to the Tibbetts Current Real Property. Tibbetts has not taken any actions or omitted to take any actions that would result in a violation of Environmental Laws or that constitutes a violation of Environmental Law on or under any Tibbetts Real Property.

(b)         An accurate and complete copy of the most recent title report, title insurance policy, survey, environmental reports, structural and engineering reports, Americans with Disabilities Act compliance reports and appraisals for the Current Tibbetts Real Property have been delivered to IntriCon and are listed on Schedule 4.12.

(c)         As to any Current Tibbetts Real Property which is leased by Tibbetts to another Person, each lease or sublease, as applicable, is in full force and effect without default by any party, all rent and additional rent is current, and all construction and other Obligations of the landlord and tenant have been complied with as required.

(d)         No casualty has occurred with respect to the Current Tibbetts Real Property which has not been fully repaired, nor has any such casualty occurred within the last six (6) months which has had a material adverse effect on the use or operation of the Tibbetts Current Real Property .

(e)         There are no unfulfilled responsibilities or Obligations of Tibbetts or the Current Tibbetts Real Property in favor of any Governmental Body to construct any improvements or to pay or share in the payment of any costs, or to dedicate or grant any property or facility, or to perform any other obligations or work (other than the customary obligations pertaining to the use, operation and ownership or leasing of such Current Tibbetts Real Property).

(f)           No work has been performed or services furnished to any of the Real Property for which a mechanic’s lien or other Encumbrance could be filed in the future.

(g)         Tibbetts has not posted bonds, security deposits or escrows with any Person respecting the use, operation and/or maintenance of any of the Current Tibbetts Real Property or utility services thereto, except as set forth on Schedule 4.12.

(h)         The Current Tibbetts Real Property is not, nor at Closing, will be deemed part of a larger parcel of ground so as to require any form of subdivision approval; or (ii) subject to any understanding or unfulfilled commitment with, or to any unsatisfied conditions imposed by, any governmental authority.

(i)          The zoning classification of the Current Tibbetts Real Property is Industrial District (I) and the construction, operation, and use of the Current Tibbetts Real Property is in compliance with all zoning, subdivision, land use, building, fire, safety and similar Laws, codes and regulations. The present uses of the Current Tibbetts Real Property are permitted as a matter of right, without the necessity of any variance or special exception and do not constitute non-conforming uses. None of the buildings comprising the Current Tibbetts Real Property constitute non-conforming structures.

(j)          There are no Proceedings pending nor, to the knowledge of Tibbetts, threatened against or affecting the Current Tibbetts Real Property or any portion thereof or interest therein in the nature of or in lieu of condemnation or eminent domain Proceedings.

(k)         There are no assessments by any Governmental Body imposed, contemplated or confirmed and ratified against any of the Current Tibbetts Real Property for public or private improvements which are now or hereafter payable.

(l)          Unqualified, permanent certificates of occupancy have been issued with respect to each location comprising the Current Tibbetts Real Property.

4.13       Environmental Matters. Tibbetts is and has been in compliance, in all material respects, with all applicable Environmental Laws, which compliance includes the possession by Tibbetts of all Permits and other governmental authorizations required under applicable Environmental Laws, and in compliance with the terms and conditions thereof. Neither Tibbetts nor any of its employees, shareholders, directors, officers or agents has placed or caused to be placed, and Tibbetts has no knowledge of or belief that there were or are, any Hazardous Substances in, on, under or migrating from or onto any of Tibbetts’ Real Property. Tibbetts has provided IntriCon a copy of all correspondence, reports and other documents pertaining to compliance with Environmental Laws or violations or potential violations thereof. There are no, nor have there ever been, any underground storage tanks or septic systems on the Tibbetts Real Property nor does Tibbetts have any knowledge regarding (a) the Obligation to conduct any response action or (b) the existence of any past remediation to address the release or threatened release of Hazardous Substances on, from or onto the Tibbetts Real Property. There are no Obligations related to or arising from Tibbetts’ disposal of Hazardous Substances at any offsite facility nor are there any pending or, to the knowledge of Tibbetts, threatened claims by any Person for any violation of any Environmental Laws.

4.14	Intangibles.

(a)        Schedule 4.14 contains a complete and accurate list and description of all Intangibles, used, held, or owned by Tibbetts (“Tibbetts Intangibles”) that are material to Tibbetts or the operation of the Business. The Intangibles set forth in Schedule 4.14 constitute all of the Intangibles and Intellectual Property Rights necessary and/or used to operate the Business as currently conducted.

(b)        Except as set forth on Schedule 4.14, Tibbetts has good and valid title to, and has the full right to use, all of the Tibbetts Intangibles, free and clear of any Encumbrance (other than the licenses granted to Tibbetts’ customers in the ordinary course of business). Except as set forth on Schedule 4.14, no rights of any third party are necessary to reproduce, distribute, display, perform, market, license, modify, adapt, translate, enhance, update, create derivative works based upon, and/or exercise any other right in or to the Tibbetts Intangibles or Intellectual Property Rights (other than Off-the-Shelf Software). Except as set forth on Schedule 4.14, no rights of any third party are necessary to reproduce, distribute, display, perform, market, license, modify, adapt, translate, enhance, update, and/or create derivative works for the Off-the-Shelf Software.

(c)        Except as set forth on Schedule 4.14, all of the Tibbetts Intangibles owned by Tibbetts were either: (i) created as a work for hire (as defined under U.S. copyright law or patent law, as applicable) for and of Tibbetts by regular full time employees of Tibbetts or (ii) to the extent that any author, creator, contributor, or developer was not a regular full-time employee of Tibbetts at the time such person authored, created, contributed to, or developed such Intellectual Property Rights and such authoring, creation, contribution, or development was not in the scope of such person’s employment with Tibbetts, all authors, creators, contributors, and developers of the Tibbetts Intangibles have irrevocably assigned to Tibbetts any and all paternity, integrity, moral and other similar rights that they may have now, or in the future.

(d)        Except as specified on Schedule 4.14, none of the current employees or consultants of Tibbetts is subject to any contractual or legal restrictions that might interfere with the use of his or her best efforts to promote the interests of the Business. No employee has entered into any Contract that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign or disclose information concerning any Intangibles or Intellectual Property Rights to any Person than Tibbetts. Schedule 4.14 lists all Contracts between or among Tibbetts, any employee thereof and a third party that imparts or that imparted an obligation of noncompetition. No employee or consultant of Tibbetts (i) has used any other Person’s trade secrets or other confidential information in the course of his or her work or (ii) is, or is reasonably expected to be, in default under any term of any Contract relating to any Intangible or Intellectual Property Rights, or any confidentiality agreement or any other Contract or any restrictive covenant relating to any Intangibles or Intellectual Property Rights.

(e)        None of the Tibbetts Intangibles or their respective past or current uses, including the preparation, distribution, licensing, or offering for sale, license, or other disposition thereof, has violated or infringed upon, or is violating or infringing upon, any Software, technology, patent, copyright, trade secret or other intellectual property of any Person. None of the Tibbetts Intangibles is subject to any Judgment. No Proceeding is pending or is threatened, nor has any claim or demand been made, which challenges or challenged the legality, validity, enforceability, use or exclusive ownership by Tibbetts of any of the Tibbetts Intangibles. To the knowledge of Tibbetts, no Person is violating or infringing upon, or has violated or infringed upon at any time, any Intellectual Property Right or other right of Tibbetts or with regard to the Tibbetts Intangibles.

(f)         Except as set forth on Schedule 4.14, Tibbetts has not disclosed or delivered to any escrow agent or to any other Person, or permitted the disclosure to any escrow agent or to any other Person of, and has taken all reasonable precautions to prevent the disclosure of the source code and the object code (or any aspect or portion thereof) for or relating to any past, present or future product, trade secret, program, system, Software, or other Intangible of Tibbetts. The trade secrets included in the Tibbetts Intangibles are not part of the public knowledge or literature, and, have not been used, divulged, or appropriated either for the benefit of any Person (other than Tibbetts) or to the detriment of the Business.

(g)        All necessary registration, maintenance and renewal fees currently due in connection with the Tibbetts Intangibles have been made, all formal legal requirements (including the timely post-registration applications) have been met, and all necessary documents, recordations and certificates in connection with the Tibbetts Intangibles have been filed with the relevant patent, trademark or other authorities in the U.S. or foreign jurisdictions, as the case may be, for the purposes of perfecting and maintaining such Intangible. To the knowledge of Tibbetts, there are no facts or circumstances that would render any of the Tibbetts Intangibles invalid or unenforceable. Without limiting the foregoing, to the knowledge of Tibbetts, there are no information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of the Tibbetts Intangibles invalid or unenforceable, or would adversely effect any pending application for any of the Tibbetts Intangibles, and to the knowledge of Tibbetts, it has not misrepresented, or failed to disclose, any fact or circumstance in any application for any of the Tibbetts Intangibles that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any such Intangible or Intellectual Property Right.

(h)        Any license, sublicense or other Contract to which Tibbetts is a party or by which Tibbetts is bound covering or relating to any Tibbetts Intangible is legal, valid, binding, enforceable and in full force and effect, and, subject to the Consents identified in Exhibit 10.2.13, upon consummation of the transactions contemplated hereby, will continue to be legal, valid, binding, enforceable and in full force and effect on terms identical to those in effect immediately prior to the consummation of the transactions contemplated hereby. Tibbetts is not in breach of or default under any license, sublicense or other Contract covering or relating to any of the Tibbetts Intangibles nor has Tibbetts performed any act or omitted to perform any act which, with notice or lapse of time or both, will become or result in a material violation, breach or default or right of any Person to be indemnified, defended, released, or held harmless by Tibbetts thereunder or will trigger any transfer in ownership of any source code of the Software or any springing license rights of a Person with respect to the Software other than IntriCon in accordance with the terms of the Agreement. No Proceeding is pending or is being or has been threatened, nor has any claim or demand been made, which challenges the legality, validity, enforceability or ownership of any license, sublicense or other Contract covering or relating to any of the Tibbetts Intangibles. Without limiting the generality of the foregoing, Tibbetts has not entered into any Contract under which it is restricted from selling, licensing, transferring, distributing any of their respective technology, assets or properties (including any of the Tibbetts Intangibles, or products to, or from providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market, or from otherwise exercising any right or interest in, to, or under such technology, assets or properties, or products.) No Proceeding is pending or is being or has been threatened nor has any claim or demand been made, which challenges the legality, validity, enforceability or ownership of any license, sublicense or other Contract covering or relating to any of the Tibbetts Intangibles. Without limiting the generality of the foregoing, Tibbetts has not entered into any Contract under which it is restricted from selling, licensing, transferring, distributing any of their respective technology, assets or properties (including any of the Tibbetts Intangibles, or products to, or from providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market, or from otherwise exercising any right or interest in, to, or under such technology, assets or properties, or products.) No Proceeding is pending or is being or has been threatened nor has any claim or demand been made, which challenges the legality, validity, enforceability or ownership of any license, sublicense or other Contract covering or relating to any of the Tibbetts Intangibles.

(i)          None of the Intangibles listed on Schedule 4.14 is owned by or registered in the name of any current or former owner, shareholder, partner, director, executive, officer, employee, salesman, agent, customer, representative or contractor of Tibbetts nor does any such Person have any interest therein or right thereto, including the right to royalty payments.

(j)          Set forth on Schedule 4.14 are all Internet domain names related to the Tibbetts’ Business (“Domain Names”). Tibbetts is the registrant of all Domain Names, and all registrations of Domain Names are in good standing until such dates as set forth on Schedule 4.14. No action or activity has been taken by Tibbetts or, to the knowledge of Tibbetts, is pending to challenge rights to, suspend, cancel or disable any Domain Name, registration therefor or any right of Tibbetts thereto (including, but not limited to, the right to use a Domain Name).

(k)        Tibbetts is not in violation of any governmental prohibition or restriction on the use of any of the Tibbetts Intangibles in any jurisdiction in which Tibbetts conducts business or on the export or import of any of the Tibbetts Intangibles from or to any jurisdiction in which the Tibbetts conduct business.

(l)          Except as disclosed on Schedule 4.14, Tibbetts is the sole owner of, and has good and marketable title to, and all right, title and interest in and to all databases related to or held for use or used in the Business. Except as specified on Schedule 4.14, no Person other than Tibbetts has any right or interest of any kind or nature in or to such databases. To the knowledge of Tibbetts, no person (i) is violating or infringing upon, or has violated or infringed upon at any time, any right of Tibbetts in or to such databases; or (ii) is breaching or has breached at any time any duty or obligation owed to Tibbetts in respect of such databases. Neither the past nor current use of any such database or the information contained therein in the Business (i) has violated or infringed upon, or is violating or infringing upon, the rights of any Person; or (ii) breaches any duty or obligation owed to any Person, in any material respect; or (iii) violates the privacy or any Law relating to the privacy of any Person, in any material respect.

(m)       Since December 31, 2000, Tibbetts has not exported or re-exported, directly or indirectly (including via remote access) any part of any Tibbetts

Intangible to any country to which a license is required under the laws, administrative regulations, and executive orders relating to the control of imports and exports of commodities and technical data, use and remote use of Software and related property, and registration of customer agreements, including the Export Administration Regulations of the U.S. Department of Commerce, the International Traffic in Arms Regulations of the U.S. Department of State, and the Enhanced Proliferation Control Initiative in the U.S. without first obtaining all applicable licenses.

(n)        Since December 31, 2000, Tibbetts has maintained in connection with its operations, activity, conduct, and business on the World Wide Web (“Web”) and any and all other applicable Internet operations, activity, conduct, and business, at all times during such operations, activity, conduct, and business, a written privacy statement or policy governing the collection, maintenance, and use of data and information collected from users of Web sites owned, operated, or maintained by, on behalf of, or for the benefit of Tibbetts in connection with or related to the Business (“Tibbetts Web Sites”). Since December 31, 2000, Tibbetts’ privacy statement or policy has been conspicuously made available to users of Tibbetts Web Sites. Such statement or policy, along with Tibbetts’ collection, maintenance, and use of user data and information and transfer thereof to IntriCon under this Agreement, complies in all material respects with all applicable Laws, including Laws of the U.S. Federal Trade Commission. Except as stated in the Tibbetts privacy statement or policy set forth on Schedule 4.14, Tibbetts’ privacy statement or policy does not in any manner restrict or limit Tibbetts’ or Tibbetts’ successors’ rights to use, sell, license, distribute, and disclose such collected data.

(o)        No linking, hyperlinking, deep-linking, framing, or other means or method by which a Tibbetts Web Site visitor moves or transfers directly from any Tibbetts Web Site to another Web site or views or accesses another Web site from any Tibbetts Web Site, nor any use of metatags, keywords, Internet domain names, other names, pictures, logos, symbols, graphics, trademarks, or other identifiers (i) in, on, or from any Tibbetts Web Site, or (ii) by, on behalf of, or for the benefit of Tibbetts related to any Tibbetts Web Site, violates, interferes with, infringes upon, or breaches any legal or intellectual property right of any Person.

4.15	Contracts.

(a)        Schedule 4.15 contains an accurate and complete list of all of the following types of Contracts to which Tibbetts is a party or by which Tibbetts is bound (collectively, the “Specified Contracts”), grouped into the following categories and, where applicable, subdivided by product line or division: (i) Contracts under which Tibbetts is the provider of products services and other customer Contracts (collectively, “Customers Contracts”); (ii) Contracts for the purchase or lease of Real Property or otherwise concerning Real Property (including service Contracts) owned or used by Tibbetts; (iii) loan agreements, mortgages, notes, guarantees and other financing Contracts; (iv) Contracts for the purchase, lease and/or maintenance of computer equipment and other equipment, Contracts for the purchase, license, lease and/or maintenance of Software under which Tibbetts is the purchaser, licensee, lessee or user; and other supplier Contracts; (v) employment, consulting and sales representative Contracts (excluding Contracts which constitute Employee Benefit Plans listed on Schedule 4.17, and excluding oral Contracts with employees that provide only for “at will” employment); (vi) Contracts under which any rights in and/or ownership of any product, technology or other Intangible of Tibbetts, or any prior version thereof, or any part of the customer base, Business or Assets of Tibbetts, or any shares or other ownership interests in Tibbetts (or any of its predecessors) were acquired; (vii) Contracts containing clauses that prohibit or restrict Tibbetts from soliciting any employee or customer of any other Person or otherwise prohibiting or restricting Tibbetts from engaging in any business and (viii) other Contracts material to Tibbetts’ Business (excluding Contracts which constitute Insurance Policies listed on Schedule 4.21). A description of each oral Specified Contract is included on Schedule 4.15, and true and correct copies of each written Specified Contract have been delivered or made available to IntriCon.

(b)        With respect to each Customer Contract with a Governmental Body, Schedule 4.15 includes, as of the Latest Balance Sheet Date, a complete description of all work remaining to be performed under such Contracts (for implementation or development) together with an estimate of the number of person hours required to complete such work, and all credits granted to or other adjustments made for the customer to be applied against future payments or purchases. Except as set forth on Schedule 4.15, all customers have accepted the products and/or services described in their respective customer Contracts currently in effect.

(c)        Each Specified Contract is valid and in full force and effect, and is enforceable by Tibbetts in accordance with its terms.

(d)        Except as set forth on Schedule 4.15: (i) Tibbetts has not, and, to the knowledge of Tibbetts, no other Person has violated, breached, or declared or committed any default under, any Specified Contract; (ii) no event has occurred, and no circumstance or condition exists with respect to Tibbetts or, to the knowledge of Tibbetts, with respect to any other Person, that might (with or without notice or lapse of time) (A) result in a violation or breach of any of the provisions of any Specified Contract, (B) give any Person the right to declare a default or exercise any remedy under any Specified Contract, (C) give any Person the right to accelerate the maturity or performance of any Specified Contract, or (D) give Tibbetts or any other Person, the right to cancel, terminate or modify any Specified Contract; (iii) Tibbetts has not received any written notice or other written communication regarding any actual, alleged, possible or potential violation or breach of, or default under, any Specified Contract; and (iv) Tibbetts has not waived any of their rights under any Specified Contract.

(e)        The performance of the Specified Contracts in accordance with their respective terms will not result in any violation of or failure to comply with any Judgment or Law applicable to Tibbetts.

(f)         Except as set forth on Schedule 4.15, no Person is renegotiating, or has the right to renegotiate, any amount paid or payable to Tibbetts under any Specified Contract or any other term or provision of any Specified Contract.

(g)        Except as set forth on Schedule 4.15, the Specified Contracts are all the Contracts necessary and sufficient to operate Tibbetts’ Business as currently conducted by Tibbetts. Except as set forth on Schedule 4.15, there are no currently outstanding proposals or offers submitted by Tibbetts to any customer, prospect, supplier or other Person which, if accepted, would result in a legally binding Contract involving an amount or commitment exceeding $10,000 in any single case or an aggregate amount or commitment exceeding $25,000 in the aggregate.

4.16	Employees and Independent Contractors.

(a)        Schedule 4.16 contains an accurate and complete list of all of the employees of Tibbetts (including any employee of Tibbetts who is on a leave of absence or on layoff status) and (i) their titles or responsibilities; (ii) their dates of hire; (iii) their current salaries or wages and all bonuses, commissions and incentives paid at any time during the past twelve months; (iv) their last compensation changes and the dates on which such changes were made; (v) any specific severance, bonus, commission or incentive plans or agreements for or with them; (vi) any outstanding loans or advances made to them; and (vii) any accrued vacation, sick time and personal leave time.

(b)        Schedule 4.16 also contains an accurate and complete list of all sales representatives and independent contractors engaged by Tibbetts and (i) their payment arrangements (if not set forth in a Specified Contract listed or described on Schedule 4.15); and (ii) a brief description of their jobs or projects currently in progress; and (iii) material Contract terms, including termination and severance provisions.

(c)        Except as limited by the specific and express terms of any employment Contracts listed on Schedule 4.15 and except for any limitations of general application which may be imposed under applicable employment Laws, Tibbetts has the right to terminate the employment of each of its employees at will and to terminate the engagement of any of its independent contractors without payment to such employee or independent contractor other than for services rendered through termination and without incurring any penalty or liability.

(d)        Tibbetts is in compliance, in all material respects, with all Laws relating to employment practices. Tibbetts has delivered or made available to IntriCon accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other material documents relating to the employment of the current and former employees of Tibbetts.

(e)        Tibbetts has never been a party to or bound by any union or collective bargaining Contract, nor is any such Contract currently in effect or being negotiated by or on behalf of Tibbetts and there are no outstanding unfair labor practice charges and no union organizing activity underway by any union or collective bargaining agent seeking to represent any of Tibbetts’ employees or independent contractors.

(f)         Tibbetts has never experienced any labor problem that was or is material to it. Tibbetts’ relations with its employees are currently on a good and normal basis.

(g)        To the knowledge of Tibbetts: (i) no employee of Tibbetts has received an offer to join a business that may be competitive with Tibbetts or the Tibbetts Business; and (ii) no employee of Tibbetts is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on (A) the performance by such employee of any of his duties or responsibilities as an employee of Tibbetts, or (B) any of the businesses or operations of Tibbetts.

(h)        Except as set forth on Schedule 4.16, Tibbetts’ current and past employees, consultants and contractors have signed agreements with Tibbetts containing restrictions that adequately protect the proprietary and confidential information of Tibbetts and vest in Tibbetts the full ownership of items developed by such Person.

(i)          Except as set forth on Schedule 4.16, since the Latest Balance Sheet Date, no employee of Tibbetts having an annual salary of $50,000 or more has indicated an intention to terminate or has terminated his or her employment with Tibbetts. To the knowledge of Tibbetts, the transactions contemplated by this Agreement will not adversely affect relations with any employees of Tibbetts.

(j)           Schedule 4.16 contains a list of the names, locations, and termination dates of all employees separated from their employment with Tibbetts during the ninety (90) day period prior to the date hereof (which list shall be updated at Closing to include the period from the date of this Agreement to the Closing Date). Except as set forth on Schedule 4.16, during the ninety (90) day period prior to the date hereof (which list shall be updated at Closing to include the period from the date of this Agreement to the Closing Date), Tibbetts has not had an “employment loss” within the meaning of the Worker Adjustment and Retraining Notification Act, as the same may be amended from time to time or any similar Law (collectively, the "WARN Act"). All terminations of employees were effected in compliance with the WARN Act and other applicable Laws.

4.17	Employee Benefit Plans.

(a)        Schedule 4.17(a) contains an accurate and complete list and description of (i) all of the Employee Benefit Plans which Tibbetts, or any ERISA Affiliate, sponsors, maintains or contributes to, is required to contribute to, or has or could reasonably be expected to have any liability of any nature with respect to, whether known or unknown, direct or indirect, fixed or contingent, for the benefit of present or former employees of Tibbetts and/or its ERISA Affiliates (referred to collectively as the

“Tibbetts’ Employee Benefit Plans” and individually as a “Tibbetts’ Employee Benefit Plan”), (ii) all employees employed by Tibbetts affected or covered by an Employee Benefit Plan, (iii) all Obligations thereunder as of the Closing Date, and (iv) all ERISA Affiliates. Accurate and complete copies of all of the Tibbetts’ Employee Benefit Plans have been provided to IntriCon as well as the most recent determination letter issued, if any, or if none, Internal Revenue Service (“IRS”) opinion or advisory letter issued with respect to a Tibbetts’ Employee Benefit Plan that is intended to be a qualified plan within the meaning of Section 401(a) of the Code, all pending applications for rulings, determination letters, opinions, no action letters and similar documents filed with any governmental agency (including the Department of Labor and the IRS), summary plan descriptions, service agreements, stop loss insurance policies, and all related contracts and documents (including, but not limited to, all compliance reports and testing results for the past three years, employee summaries and material employee communications), all closing letters, audit finding letters, revenue agent findings and similar documents. None of Tibbetts’ Employee Benefit Plans is subject to Title IV of ERISA or Code Section 412. None of Tibbetts’ Employee Benefit Plans is a Multiple Employer Plan or Multiemployer Plan under Code Section 413(c) or 414(f). None of Tibbetts’ Employee Benefit Plans provides a self-insured benefit. No employer, other than Tibbetts or an ERISA Affiliate, is permitted to participate or participates in the Tibbetts’ Employee Benefit Plans and no leased employees (as defined in Section 414(n) of the Code) or independent contractors are eligible for, or participate in, the Tibbetts’ Employee Benefit Plans. None of Tibbetts' Employee Benefit Plans promises or provides health, life or other welfare benefits to retirees or former employees, or severance benefits, except as required by Code Section 4980B, Sections 601 through 609 of ERISA, or comparable state statutes which provide for continuing health care coverage.

(b)        Except as set forth on Schedule 4.17(b), neither Tibbetts nor any ERISA Affiliate has (i) established, sponsored, maintained or contributed to (or has or had the obligation to contribute to) any Employee Benefit Plan, (ii) proposed any Employee Benefit Plan which it plans to establish, sponsor, maintain or to which it will be required to contribute, or (iii) proposed any changes to any of Tibbetts’ Employee Benefit Plans now in effect. Except as set forth on Schedule 4.17(b), each of Tibbetts’ Employee Benefit Plans that provides a self-insured health benefit is subject to a stop-loss insurance policy in which Tibbetts is an insured party and no facts exist which could form the basis for any denial of coverage under such policy.

(c)        With respect to Tibbetts’ Employee Benefit Plans, Tibbetts and each ERISA Affiliate will have made, on or before the Closing Date, all payments (including premium payments with respect to insurance policies) required to be made by them on or before the Closing Date and will have accrued (in accordance with GAAP) as of the Closing Date all payments (including premium payments with respect to insurance policies) due but not yet payable as of the Closing Date. There has not been, nor will there be, any Accumulated Funding Deficiencies (as defined in ERISA or the Code) or waivers of such deficiencies.

(d)        Tibbetts has delivered to IntriCon an accurate and complete copy of the three most recent Annual Reports (Form 5500 series), accompanying schedules and any other form or filing required to be submitted to any governmental agency with regard to each of Tibbetts’ Employee Benefit Plans and the most current actuarial report, if any, with regard to each of the Tibbetts’ Employee Benefit Plans.

(e)        All of Tibbetts’ Employee Benefit Plans are, and have been, operated in compliance with their provisions and with all applicable Laws including ERISA and the Code and the regulations and rulings thereunder. With respect to each of Tibbetts’ Employee Benefit Plans that is intended to be qualified under Section 401(a), each such plan has been determined by the IRS to be so qualified as to form, and each trust forming a part thereof has been determined by the IRS to be exempt from tax pursuant to Section 501(a) of the Code, and with respect to each of Tibbetts’ Employee Benefit Plans that is intended to be a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, each such association has been determined by the IRS to have such status. No reason exists that would cause such qualified or Section 501(c)(9) status to be revoked for any period. Tibbetts, its ERISA Affiliates, and all fiduciaries of Tibbetts’ Employee Benefit Plans have complied with the provisions of Tibbetts’ Employee Benefit Plans and with all applicable Laws including ERISA and the Code and the regulations and rulings thereunder. There have been no Reportable Events (as defined in ERISA), no events described in Sections 4062, 4063 or 4064 of ERISA, and no termination or partial termination (including any termination or partial termination attributable to this transaction) of any of Tibbetts’ Employee Benefit Plans. There would be no Obligation of Tibbetts or any ERISA Affiliate under Title IV of ERISA if any of Tibbetts’ Employee Benefit Plans were terminated as of the Closing Date. Neither Tibbetts nor any ERISA Affiliate has incurred, nor will incur, any withdrawal liability, nor does Tibbetts nor any ERISA Affiliate have any contingent withdrawal liability, under ERISA, to any Multiemployer Plan (as defined in ERISA). Neither Tibbetts nor any ERISA Affiliate has incurred, or will incur, any Obligation to the Pension Benefit Guaranty Corporation (or any successor thereto). None of Tibbetts’ Employee Benefit Plans is a “MEWA” as defined in Section 3(40)(A) of ERISA. No non-exempt prohibited transaction under Section 406 or 407 of ERISA or Section 4975 of the Code has occurred with respect to any of Tibbetts’ Employee Benefit Plans. Neither Tibbetts nor any ERISA Affiliate has incurred, nor will incur, any tax liability or civil penalty, damages, or other liabilities arising under Section 502 of ERISA, resulting from any of Tibbetts’ Employee Benefit Plans, with respect to any matter arising on or before the Closing Date.

(f)         Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including any severance, unemployment compensation or golden parachute payment) becoming due from Tibbetts or any ERISA Affiliate under any of Tibbetts’ Employee Benefit Plans, (ii) increase any benefits otherwise payable under any of Tibbetts’ Employee Benefit Plans, or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any extent.

(g)        There are no pending actions, claims or lawsuits that have been asserted or instituted against any of Tibbetts’ Employee Benefit Plans, the assets of any of the trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan (other than routine benefit claims), and, to the knowledge of Tibbetts, there are no facts which could form the basis for any such action, claim or lawsuit. There are no investigations or audits by any government agency of any of Tibbetts’ Employee Benefit Plans, any trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan that have been instituted or threatened and, to the knowledge of Tibbetts, there are no facts which could form the basis for any such investigation or audit.

(h)        Tibbetts and/or its ERISA Affiliates can terminate each of Tibbetts’ Employee Benefit Plans without further liability to Tibbetts and/or its ERISA Affiliates. No action or omission of Tibbetts, or any ERISA Affiliate, or any director, officer, or agent thereof in any way restricts, impairs or prohibits Tibbetts or any ERISA Affiliate, or any successor, from amending, merging, or terminating any of Tibbetts’ Employee Benefit Plans in accordance with the express terms of any such plan and applicable law.

(i)          Except as set forth on Schedule 4.17(i), no event has occurred nor will occur which will result in Tibbetts having an Obligation in connection with any Employee Benefit Plans of any ERISA Affiliate.

(j)          Each of Tibbetts’ Employee Benefit Plans that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been operated since January 1, 2005 in good faith compliance with Code Section 409A and the IRS Notices issued thereunder. None of Tibbetts’ Employee Benefit Plans that is a “nonqualified deferred compensation plan” has been materially modified (as determined under IRS Notice 2005-1) after October 3, 2004. No stock option or equity unit option granted under any of Tibbetts’ Employee Benefit Plans has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation that could render the grant subject to Section 409A of the Code.

4.18       Customers, Prospects and Suppliers. Each customer of Tibbetts is listed in the list of customers included as part of Schedule 4.15. Schedule 4.18 contains an accurate and complete list of all current prospects and suppliers of Tibbetts. Except as set forth on Schedule 4.18, since January 1, 2003, none of the customers or material suppliers of Tibbetts has given (i) written notice to Tibbetts or otherwise indicated to Tibbetts in writing or (ii) oral notice to any of the Tibbetts Executives, that (X) it will or intends to terminate or not renew its Contract with Tibbetts before the scheduled expiration date, (Y) it will or intends to otherwise terminate its relationship with Tibbetts, or (Z) it will or intends to otherwise reduce the volume of business transacted with Tibbetts below historical levels. To the knowledge of Tibbetts, the relationship of Tibbetts with its customers, including its government security customers, is currently satisfactory, and Tibbetts has not received any written complaints from customers, including its government security customers, or suppliers since January 1, 2003. To the knowledge of Tibbetts, the transactions contemplated hereby will not adversely affect Tibbetts’ relations with any of the customers or material suppliers of Tibbetts. Tibbetts has delivered to IntriCon an accurate and complete copy of the most recent customer surveys of Tibbetts, if any.

4.19	Taxes.

(a)        Schedule 4.19 contains an accurate and complete list of all Tax Returns with respect to Tibbetts’ last five fiscal years. Accurate and complete copies of all sales and use Tax Returns filed by Tibbetts with respect to its last five fiscal years are attached to Schedule 4.19, and accurate and complete copies of all federal, state, local and foreign income Tax returns and other Tax Returns listed on Schedule 4.19 have been delivered IntriCon.

(b)        Except as set forth on Schedule 4.19: (i) Tibbetts has properly and timely filed (including extensions) all Tax Returns required to be filed by it, all of which were accurately prepared and completed in full compliance with all Laws; (ii) Tibbetts has paid or properly accrued for all Taxes required to be paid by it (whether or not shown on a Tax Return); (iii) no audit of Tibbetts by any governmental taxing authority has ever been conducted, is currently pending or, to the knowledge of Tibbetts, is threatened; (iv) no notice of any proposed Tax audit, or of any Tax deficiency or adjustment, has been received by Tibbetts and there is no reasonable basis for any Tax deficiency or adjustment to be assessed against Tibbetts; (v) there are no agreements or waivers currently in effect that provide for an extension of time for the assessment of any Tax against Tibbetts; (vi) the Financial Statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP; (vii) since the Latest Balance Sheet Date, Tibbetts has not incurred any liabilities for Taxes except in the ordinary course of business consistent with past practices; (viii) no Proceeding is pending or, to the knowledge of Tibbetts, has been threatened, and no claim has been or, to the knowledge of Tibbetts, is likely to be asserted, against or with respect to Tibbetts in respect of any Tax; and (ix) no claim has ever been made by an authority in a jurisdiction where Tibbetts do not file Tax Returns that Tibbetts may be subject to Tax in such jurisdiction.

(c)          Except as set forth on Schedule 4.19, Tibbetts has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person for all periods for which the statutory period of limitations for the assessment of such Tax has not yet expired and all IRS Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed. Tibbetts has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(d)        There is no Contract covering any employee or former employee of Tibbetts that could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 162(m) of the Code or any corresponding provisions of state, local or foreign income Tax law.

(e)        None of the assets of Tibbetts constitute a United States real property interest within the meaning of Section 897(c)(1) of the Code. None of the shareholders of Tibbetts is a “foreign person” as such term is defined in Section 1445 of the Code.

(f)         Tibbetts has disclosed on their Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code or any corresponding provision of state, local or foreign income Tax law.

(g)        Tibbetts (i) is not, and has not been, a party to any Tax allocation or sharing agreement; (ii) is not, and has not been, a member of an Affiliated Group (as defined in Section 1504(a) of the Code or any corresponding provision of state, local or foreign income Tax law) filing a consolidated Tax Return; or (iii) has no liability for Taxes of any person under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or foreign income Tax law).

(h)        Tibbetts has not been the “distributing corporation” (within the meaning of Section 355(a)(1) of the Code or any corresponding provision of state, local or foreign income Tax law) or the “controlled corporation” (within the meaning of Section 355(a)(1) of the Code or any corresponding provision of state, local or foreign income Tax law) within the two-year period ending as of the date of this Agreement.

(i)          Except as provided for on Schedule 4.19, Tibbetts will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in accounting method for a taxable period ending on or prior to the Closing Date under Section 481(a) of the Code (or any corresponding provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax law); (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount received on or prior to the Closing Date.

(j)        Tibbetts has disclosed to the Internal Revenue Service on the appropriate Tax Returns any Reportable Transaction in which Tibbetts has participated. Tibbetts has retained all documents and other records pertaining to any Reportable Transaction in which Tibbetts has participated, including documents and other records listed in Treasury Regulation Section 1.6011-4(g) and any other documents or other records which are related to any Reportable Transaction in which Tibbetts has participated but not listed in Treasury Regulation Section 1.6011-4(g).

4.20	Proceedings and Judgments.

(a)        Except as set forth on Schedule 4.20: (i) no Proceeding is currently pending or, to the knowledge of Tibbetts, threatened, nor has any Proceeding occurred at any time since January 1, 2001, to which Tibbetts is or was a party, or by which Tibbetts or any Assets or business of Tibbetts is or was affected; (ii) no Judgment is currently outstanding, nor has any Judgment been outstanding at any time since January 31, 2001, against Tibbetts, or by which Tibbetts or any Assets or business of Tibbetts is or may be affected; and (iii) to the knowledge of Tibbetts, there is no basis for any breach of contract, breach of warranty, tort, negligence, infringement, product liability, discrimination, retaliation, harassment, hostile work environment, constructive discharge, wrongful discharge or other claim of any nature. To the knowledge of Tibbetts, except as set forth on Schedule 4.20, no event has occurred, and no claim, dispute or other condition or circumstance exists, that might reasonably be expected to directly or indirectly give rise to or serve as a basis for the commencement of any Proceeding described in this Section 4.20(a).

(b)        As to each matter described on Schedule 4.20, accurate and complete copies of all pertinent pleadings, judgments, orders, correspondence and other legal documents have been delivered or made available to IntriCon.

(c)        To the knowledge of Tibbetts, no officer or employee of Tibbetts is subject to any Judgment that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to any of the businesses of Tibbetts.

(d)        To the knowledge of Tibbetts, there is no proposed Judgment that, if issued or otherwise put into effect, (i) may have an adverse effect on business, condition, assets, technology, liabilities, operations, employees, financial performance, revenues, net income, political environment, economic environment or prospects of or with respect to Tibbetts (or on any aspect or portion thereof) or on the ability of Tibbetts or Principal Shareholders to comply with or perform any covenant or obligation under this Agreement, or (ii) may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement or making it more difficult for IntriCon to realize any anticipated benefit of any of the transactions contemplated by this Agreement.

4.21       Insurance. Schedule 4.21 contains an accurate and complete list and description of all Insurance Policies (excluding Insurance Policies that constitute the Tibbetts Employee Benefit Plans described on Schedule 4.17) currently owned or maintained by Tibbetts and all liability and errors and omissions Insurance Policies currently owned or maintained by Tibbetts. Except as indicated on Schedule 4.21, all such Insurance Policies are or were on an “occurrence” rather than a “claims made” basis. Except as set forth on Schedule 4.21, accurate and complete copies of all Insurance Policies described or required to be described on Schedule 4.21 have been delivered or made available to IntriCon. Each such Insurance Policy is in full force and effect; Tibbetts has not received notice of cancellation with respect to any such Insurance Policy; and, to the knowledge of Tibbetts, there is no basis for the insurer thereunder to terminate any such Insurance Policy. Except as set forth on Schedule 4.21, there are no claims that are pending under any of the Insurance Policies described on Schedule 4.21.

4.22     Questionable Payments. Neither Tibbetts, Shareholders, nor any of the current or former shareholders, directors, executives, officers, representatives, agents or employees of Tibbetts (when acting in such capacity or otherwise on behalf of Tibbetts or any of their predecessors): (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees; (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977; (d) has established or maintained, or is maintaining, any unlawful or unrecorded fund of corporate monies or other properties; (e) has made at any time since January 1, 2000, any false or fictitious entries on the books and records of Tibbetts; (f) has made any bribe, payoff, influence payment, kickback or other unlawful payment of any nature using corporate funds or otherwise on behalf of Tibbetts; or (g) has made any favor or gift that is not deductible for federal income tax purposes using corporate funds or otherwise on behalf of Tibbetts.

4.23     Related Party Transactions. Except as set forth on Schedule 4.23 and except for any employment Contracts listed on Schedule 4.15, there are no real estate leases, personal property leases, loans, guarantees, Contracts, transactions, understandings or other arrangements of any nature between or among Tibbetts and any current or former shareholder, director, officer or controlling Person of Tibbetts (or any of its predecessors).

4.24     Brokerage Fees. Except as set forth on Schedule 4.24, no Person acting on behalf of Shareholders or Tibbetts is or shall be entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement.

4.25     Full Disclosure. No representation or warranty made by Tibbetts and the Principal Shareholders in this Agreement or pursuant hereto (a) contains any untrue statement of any material fact; or (b) omits to state any material fact that is necessary in light of the circumstances under which it was made, in order to make the statements made, not false or misleading. The copies of documents attached as Schedules to this Agreement or otherwise delivered or made available to IntriCon in connection with the transactions contemplated hereby are accurate and complete, in all material respects, and are not missing any amendments, modifications, correspondence or other related papers which would be pertinent to IntriCon’s understanding thereof in any material respect. To Tibbetts’ knowledge, there is no fact (excluding facts about general economic or general market conditions) that has not been disclosed to IntriCon in the Schedules to this Agreement or otherwise in writing, that had or has or, so far as either Tibbetts or Principal Shareholders can reasonably foresee, will have a material adverse effect on Tibbetts, the Business, Assets or financial condition of Tibbetts or the ability of Tibbetts or Principal Shareholders to perform their respective obligations under this Agreement.

SECTION 5.           REPRESENTATIONS AND WARRANTIES OF INTRICON AND BUYER

Knowing that Seller and the Principal Shareholders rely thereon, each of IntriCon and Buyer represents and warrants to the Seller and the Principal Shareholders as of the date of this Agreement, as follows:

5.1        Organization. IntriCon and Buyer each is a corporation that is duly organized, validly existing and in good standing under the Law of its jurisdiction of incorporation. IntriCon and Buyer each possesses the full corporate power and authority to enter into and perform its obligations under this Agreement, to own and use its Assets in the manner in which such assets are currently owned and used, and to conduct its business as and where such business is presently conducted, and enter into this Agreement. All of the issued and outstanding shares of capital stock of Buyer are owned by IntriCon.

5.2        Agreement. Each of IntriCon and Buyer has the full right, power and authority to enter into, execute, deliver and perform its obligations under this Agreement, and IntriCon’s execution, delivery and performance of this Agreement, and its consummation of the transactions contemplated by this Agreement, (a) have been duly authorized by all necessary corporate actions by its board of directors; (b) do not constitute a violation of or default under its charter or bylaws; (c) do not constitute a default or breach (immediately or after the giving of notice, passage of time or both) under any Contract to which IntriCon is a party or by which IntriCon is bound; (d) do not constitute a violation of any Law or Judgment that is applicable to it or to its businesses or Assets, or to the transactions contemplated by this Agreement; and (e) do not require the Consent of any Person. This Agreement constitutes the valid and legally binding agreement of IntriCon, enforceable against it in accordance with its terms.

5.3        Brokerage Fees. No Person acting on behalf of IntriCon or Buyer is entitled to any brokerage, finders or investment banking fee in connection with the transactions contemplated by this Agreement.

5.4        Absence of Litigation. No Proceeding is pending or, to the knowledge of IntriCon, threatened that seeks to prevent the consummation of the transactions contemplated hereby or that would have a material adverse effect on the ability of IntriCon or Buyer to enter into this Agreement and consummate the transactions contemplated hereby.

SECTION 6.  CERTAIN OBLIGATIONS OF TIBBETTS AND PRINCIPAL SHAREHOLDERS PENDING CLOSING

6.1	Voting and Cooperation; Irrevocable Proxy.

(a)         Each Principal Shareholder hereby agrees that, from and after the date hereof and until the earlier of the closing of the Transactions or the termination of this Agreement pursuant to Section 14.1 (the “Termination Date”): (a) at any meeting of the shareholders of Tibbetts, however called, it will cause the Common

Stock such Principal Shareholder beneficially owns to be counted as present (or absent if requested by IntriCon) thereat for purposes of establishing a quorum and (b) at any meeting of the Shareholders of Tibbetts, however called, and in any action by consent of the Shareholders of Tibbetts, such Principal Shareholder shall vote (or cause to be voted) all of such Principal Shareholder’s Common Stock (i) in favor of the approval and adoption of the this Agreement and all the Transactions and otherwise in such manner as may be necessary to consummate the Transactions; (ii) against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of Tibbetts under this Agreement or of such Principal Shareholder contained in this Agreement; and (iii) against any action, agreement, transaction (other than the Agreement or the Transactions) or proposal (including any other acquisition proposal) that could reasonably be expected to result in any of Tibbetts’ obligations under this Agreement not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect this Agreement or the Transactions. Any vote by such Principal Shareholder that is not in accordance with this Section shall be considered null and void.

(b)         Pursuant to Section 723 of the Maine Business Corporation Act (the “MBCA”), each Principal Shareholder herby irrevocably constitutes and appoints IntriCon, Mark Gorder and Scott Longval, and each of them, from and after the date hereof and until the Termination Date (at which point such constitution and appointment shall automatically be revoked) as such Principal Shareholder’s attorney, agent and proxy (such constitution and appointment, the “Irrevocable Proxy”), with full power of substitution, to vote and otherwise act with respect to all such Principal Shareholder’s Common Stock at any meeting of the shareholders of Tibbetts (whether annual or special and whether or not an adjourned or postponed meeting), however called, and in any action by written consent of the shareholders of Tibbetts, on the matters and in the manner specified in this Section 6.1; provided, however, that the foregoing proxy shall be effective only in the event that the Principal Shareholder granting such proxy shall breach or default in any of its obligations set forth in Section 6.1. Without limiting the foregoing, in any such vote or other action pursuant to such proxy, neither IntriCon nor any other person listed in the immediately preceding sentence shall in any event have the right (and such proxy shall not confer the right) to vote against the Transactions. THIS PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST AND, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, SHALL BE VALID AND BINDING ON ANY PERSON TO WHOM A SHAREHOLDER MAY TRANSFER ANY OF ITS SHARES IN BREACH OF THIS AGREEMENT. THIS PROXY AND POWER OF ATTORNEY SHALL BE VALID DURING THE TERM OF THIS AGREEMENT, REGARDLESS OF WHETHER SUCH TERM EXCEEDS ELEVEN (11) MONTHS. Each Principal Shareholder hereby revokes all other proxies and powers of attorney with respect to all such Principal Shareholder’s Common Stock that may have heretofore been appointed or granted, and no subsequent proxy or power of attorney shall be given (and if given, shall not be effective) by such Principal Shareholder with respect to such Principal Shareholder’s Shares. To the extent permitted under applicable law, all authority herein conferred or agreed to be conferred shall survive the death or incapacity of such

Principal Shareholder and any obligation of such Principal Shareholder under this Agreement shall be binding upon the heirs, personal representatives, successors and assigns of such Principal Shareholder.

6.2        Tibbetts Shareholder Approval. As promptly as practicable after the date hereof (an in any event, not more than 30 days after the date of this Agreement), and in accordance with applicable law, Tibbetts will duly hold a meeting of the shareholders (the “Shareholders Meeting”) for the purpose of voting on the Transactions. Tibbetts and the Principal Shareholders shall recommend the Transactions to the shareholders for approval. Except with the prior written consent of IntriCon, neither Tibbetts nor any Principal Shareholder shall distribute any materials to the shareholders in connection with the Shareholders Meeting other than a proxy statement in form and substance reasonably satisfactory to IntriCon. After the shareholders shall have approved the Transactions, such approval shall not be revocable. Tibbetts shall solicit proxies from the shareholders for use at the Shareholders Meeting.

6.3        Conduct of the Tibbetts Business. Between the date of this Agreement and the Closing Date, except with the prior written consent of IntriCon:

(a)         Tibbetts shall, and the Principal Shareholders shall cause Tibbetts to, (i) conduct its business in a diligent manner, (ii) not make any material change in its business practices, and (iii) use their best efforts to preserve its business organization intact, keeping available the services of its current officers, employees, salesmen, agents and representatives, and maintaining the goodwill of its customers, suppliers and other Persons having business relations with Tibbetts. Tibbetts shall not, and the Principal Shareholders shall cause Tibbetts not to, terminate any employee other than for cause. Tibbetts shall maintain the active involvement of each of the Key Employees (as defined in Section 9.8) in the daily business operations of Tibbetts consistent with his past practices. Tibbetts and the Principal Shareholders shall regularly consult with IntriCon as to the management of the business and affairs of Tibbetts.

(b)         Except in the ordinary course of business of Tibbetts consistent with past practices, Tibbetts shall not, and the Principal Shareholders shall not permit Tibbetts to, (i) create or assume any Encumbrances upon any of its business or Assets, (ii) incur any Obligation, (iii) make any loan or advance, (iv) assume, guarantee or otherwise become liable for any Obligation of any Person, (v) commit for any capital expenditure, (vi) purchase, lease, sell, abandon or otherwise acquire or dispose of any Assets, (vii) waive or release any right or cancel or forgive any debt or claim, (viii) assume or enter into any Contract other than this Agreement (and any other Contract contemplated herein), or (ix) do anything else outside the ordinary course of its business consistent with its past practices, whether or not specifically described in any of the foregoing clauses.

(c)         Even in the ordinary course of the business of Tibbetts consistent with its past practices, Tibbetts shall not, and the Principal Shareholders shall not permit Tibbetts to: (i) borrow any funds (excluding draws on Tibbetts’ existing line of credit in the ordinary course of business consistent with past practices), (ii) lend any funds, (iii) purchase any goods or services, (iv) lease any equipment, (v) incur any debt, Obligation, or (vi) enter into any Contract (including Customer Contracts and related commitments) or other transaction involving, in any single case, an amount exceeding $10,000 or, in the aggregate, an amount exceeding $25,000.

(d)         Tibbetts shall not, and the Principal Shareholders shall not permit Tibbetts to, (i) permit or cause a breach or default by it under any of its Contracts, Insurance Policies, licenses or Permits, (ii) establish, adopt or enter into any new Employee Benefit Plan or amend or modify any existing Employee Benefit Plan, (iii) participate in or be a party to any merger, consolidation, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction; (iv) begin to engage in any new type of business, (v) acquire the business or any bulk assets of any other Person, (vi) completely or partially liquidate or dissolve, (vii) terminate any part of its business, (viii) declare, accrue, set aside, or pay any dividend or make any other distribution in respect of any shares of capital stock, other securities, Cash Assets or other Assets, (ix) increase, or authorize an increase in, the compensation or benefits paid or provided to any of its directors, officers, employees, salesmen, agents or representatives, (x) amend its certificate of incorporation or bylaws, (xi) issue sell, redeem, retire, purchase or otherwise acquire any shares of Tibbetts Stock or any other capital stock or other securities of Tibbetts, or create, grant or issue any stock options, stock appreciation rights, phantom shares or other similar rights with respect thereto (xii) change any of its methods of accounting or accounting practices in any respect, or (xiii) make any Tax election.

(e)         Tibbetts shall and the Principal Shareholders shall cause Tibbetts to, (i) maintain its Real Property and Tangible Property in good condition and repair, (ii) maintain its Insurance Policies and Permits in full force and effect, (iii) repair, restore or replace any of its Assets that are damaged, destroyed, lost or stolen, (iv) comply with all applicable Contracts, Permits and Laws, (v) properly file all Tax returns, annual reports and other returns and reports required to be filed by it, (vi) fully pay when due all Taxes and fees payable by it; (vii) maintain its corporate existence and good standing in its respective jurisdictions of incorporation and its good standing in each jurisdiction where it is currently qualified as a foreign corporation and (viii) pay its accounts and trade payables in accordance with their terms and in the ordinary course of business and consistent with past practice.

(f)          The Principal Shareholders shall not sell, assign, give, pledge or otherwise transfer, dispose of or encumber any shares of the Tibbetts Stock, or any other capital stock or other securities of Tibbetts owned or held by it or him and shall maintain all shares of the Tibbetts Stock owned or held by it or him free and clear of all Encumbrances.

(g)         Neither Tibbetts nor any of the Principal Shareholders shall enter into any Contract that commits it or him to take any action or omit to take any action that would be inconsistent with any of the provisions of this Section 6.3 or any other provisions of this Agreement.

(h)         Tibbetts shall not, and the Principal Shareholders shall not permit Tibbetts to, repay its indebtedness for borrowed funds or bank debt, including under its credit facilities and loan agreements with TD Banknorth and Peoples Heritage Bank, such that the total principal balance outstanding immediately prior to Closing is less than $1.3 million.

6.4          Interim Financial Statements. For each calendar month that ends between the Latest Balance Sheet Date and the Closing Date, Tibbetts shall, and the Principal Shareholders shall cause Tibbetts to, promptly prepare and deliver to IntriCon monthly financial statements, which shall be prepared in accordance with GAAP and shall reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of the financial condition of Tibbetts as of the end of such month and of the results of operations of Tibbetts for such month.

6.5          IntriCon’s General Due Diligence Investigation. Between the date of this Agreement and the Closing Date, Tibbetts and the Principal Shareholders shall (a) permit IntriCon and its authorized representatives to have reasonable access to the facilities and offices of Tibbetts during normal business hours, to observe the operations of Tibbetts, to meet with the officers and employees of Tibbetts, to contact the customers, prospects and suppliers of Tibbetts, to audit, examine and copy the files, books and records and other documents and papers of Tibbetts, and to enter upon and inspect the Tibbetts Real Property to conduct such tests, investigations and inspections as IntriCon may determine and (b) provide to IntriCon and its authorized representatives all information concerning the business, Assets and financial condition of Tibbetts, the Principal Shareholders and the Tibbetts Stock that IntriCon reasonably requests.

6.6	IntriCon’s Environmental Due Diligence Investigation.

(a)         Between the date of this Agreement and the Closing Date, IntriCon and Buyer and their agents and representatives shall have the right, without the obligation, to enter upon any or all of the Tibbetts Real Property for the purpose of testing and conducting such Phase 1, Phase 2 or other environmental compliance assessments as they deem necessary or appropriate, including but not limited to taking soil borings and undertaking groundwater investigations and conducting an environmental compliance audit. Tibbetts shall notify IntriCon and Buyer of any dangerous conditions on the Tibbetts Real Property, including conditions which due to the nature of the inspection or testing to be performed by or on behalf of IntriCon and Buyer may pose a dangerous condition to them or their agents or representatives.

(b)         Between the date of this Agreement and the Closing Date, Tibbetts shall provide IntriCon and Buyer and their agents and representatives with access to the Tibbetts Real Property at reasonable times and shall cooperate in the conduct of the environmental assessments and environmental compliance audits, including complying fully and completely with any reasonable requests for information and documents. IntriCon’s and Buyer’s inspections and investigations shall be conducted in a manner which does not unreasonably interfere with Tibbetts’ operations.

(c)         If IntriCon and Buyer receive a report with respect to the environmental condition of any of the Tibbetts Real Property or with respect to the environmental compliance status of the Specified Assets which is in any way unsatisfactory to IntriCon or Buyer, IntriCon and Buyer may terminate this Agreement pursuant to Section 14.1 hereof.

6.7        Consents. Between the date of this Agreement and the Closing Date, Tibbetts and the Principal Shareholders shall in good faith use their best efforts to obtain all Consents and approvals of all lenders, lessors, vendors, customers and other Persons necessary to permit the Sale and the other Transactions to be consummated without violating any loan agreement, lease or other material contract to which Tibbetts is a party or by which Tibbetts is bound, and to give the notices and make the filings described on Exhibit 10.2.13. Without limiting the generality of the foregoing, Tibbetts shall send written notices concerning the Sale and the other Transactions to the Governmental Bodies listed in such Exhibit at least 30 days prior to the Closing Date.

6.8        Acquisition Proposals. Between the date of this Agreement and the Closing Date, neither Tibbetts, nor any of the Principal Shareholders, nor any officer, employee, representative or agent of Tibbetts shall, directly or indirectly, solicit, initiate, encourage or respond to any inquiries or proposals from, or participate in any discussions or negotiations with, or provide any non-public information to, any Person or group (other than IntriCon and its officers, employees, representatives and agents) concerning any bulk sale of any Assets of Tibbetts, any sale of shares of capital stock or other securities of Tibbetts, or any merger, consolidation or similar transaction involving Tibbetts. Tibbetts and each Principal Shareholder shall immediately advise IntriCon of, and communicate to IntriCon the terms of, any such inquiry or proposal received by Tibbetts or any Principal Shareholder.

6.9        Advice of Changes. Between the date of this Agreement and the Closing Date, Tibbetts and each Principal Shareholder shall promptly advise IntriCon, in writing, of any fact of which any of them obtains knowledge and that, if existing or known as of the date of this Agreement, would have been required to be set forth or disclosed in or pursuant to this Agreement (it being understood that such advice shall not be deemed to modify the representations, warranties and covenants of Tibbetts and/or of any Principal Shareholder contained in this Agreement).

6.10     Commercially Reasonable Best Efforts. Tibbetts and each Principal Shareholder shall use its or his commercially reasonable best efforts to consummate the Sale and the other Transactions as of the earliest practicable date. Neither Tibbetts nor any of the Principal Shareholders shall take, or cause to be taken, or to the best of their ability permit to be taken, any action that would impair the prospect of completing the Sale and the other Transactions.

6.11     Tax Clearance Letter.        Within 10 days after the date of this Agreement, Tibbetts shall submit a request for a tax clearance letter (“Tax Clearance Letter”) to the Maine Revenue Service ("MRS") for all Tibbetts’ “trust fund taxes” (as defined in Me. Rev. Stat. Ann. § 177(1)), including sales taxes, taxes imposed pursuant to the Special Fuel Tax Act, recycling assistance fees collected, and personal income tax withholding. The form of the request shall be subject to IntriCon’s prior review and comments. In the event that the MRS indicates that any amounts are payable, Buyer shall withhold from the Purchase Price and pay to the MRS at Closing any amount so indicated by the MRS.

SECTION 7.           CERTAIN OBLIGATIONS OF INTRICON AND BUYER PENDING CLOSING

7.1        Corporate Status. Between the date of this Agreement and the Closing Date:

(a)         IntriCon and Buyer each shall maintain their corporate existence and good standing in the Commonwealth of Pennsylvania and the State of Maine, respectively, and shall not amend their respective charters or bylaws in any manner that would be inconsistent with their respective obligations under this Agreement.

(b)         Neither IntriCon nor Buyer shall enter into any Contract that commits them to take any action or omit to take any action that would be inconsistent with any of the provisions of this Section 7.1 or any other provisions of this Agreement.

7.2        Consents. Between the date of this Agreement and the Closing Date, IntriCon and Buyer shall in good faith cooperate with Tibbetts and the Principal Shareholders in their efforts to obtain the consents and approvals, and to give the notices and make the filings, described in Exhibit 10.2.13.

7.3        Advice of Changes. Between the date of this Agreement and the Closing Date, IntriCon shall promptly advise Tibbetts and the Principal Shareholders, in writing, of any fact of which it obtains knowledge and that, if existing or known as of the date of this Agreement, would have been required to be set forth or disclosed pursuant to a representation or warranty in this Agreement (it being understood that such advice shall not be deemed to modify the representations, warranties and covenants of IntriCon and/or Buyer contained in this Agreement).

7.4        Commercially Reasonable Best Efforts. IntriCon and Buyer shall use their commercially reasonable best efforts to consummate the Sale and the other Transactions as of the earliest practicable date, and neither IntriCon nor Buyer shall take, or cause to be taken, or to the best of their ability permit to be taken, any action that would impair the prospect of completing the Sale and the other Transactions.

SECTION 8.  CONDITIONS PRECEDENT TO TIBBETTS' AND PRINCIPAL SHAREHOLDERS' CLOSING OBLIGATIONS

Each obligation of Tibbetts and the Principal Shareholders to be performed on the Closing Date shall be subject to the satisfaction of each of the conditions stated in this Section 8, except to the extent that such satisfaction is waived by the Principal Shareholders in writing.

8.1        Approval of the Tibbetts Shareholders. The Transactions shall have been duly approved by the affirmative vote of Tibbetts shareholders entitled to cast at least a majority of the votes entitled to be cast by the holders of outstanding shares of Tibbetts Stock.

8.2        IntriCon’s and Buyer’s Representations. All representations, warranties and certifications made IntriCon and/or Buyer in this Agreement or pursuant hereto shall be true and correct in all material respects (except for representations and warranties that are modified by materiality, which shall be true and correct in all respects), in each case as of the Closing Date, other than representations and warranties made as of a specific date, which representations and warranties shall have been true and correct in all material respects (except for representations and warranties that are modified by materiality, which shall be true and correct in all respects) as of such date.

8.3        IntriCon’s and Buyer’s Performance. All of the terms and conditions of this Agreement to be satisfied or performed by IntriCon and/or Buyer on or before the Closing Date shall have been substantially satisfied or performed in all material respects.

8.4        Absence of Proceedings. No Proceeding shall have been instituted (excluding any Proceeding instituted by or on behalf of Tibbetts or any Shareholder), no Judgment shall have been issued, and no new Law shall have been enacted, on or before the Closing Date, that seeks to or does prohibit or restrain, or that seeks damages as a result of, the consummation of the Sale or any of the other Transactions.

SECTION 9.           CONDITIONS PRECEDENT TO INTRICON'S AND BUYER'S CLOSING OBLIGATIONS

Each obligation of IntriCon and Buyer to be performed on the Closing Date shall be subject to the satisfaction of each of the conditions stated in this Section 9, except to the extent that such satisfaction is waived by IntriCon in writing.

9.1        Approval of the Tibbetts Shareholders. The Transactions shall have been duly approved by the affirmative vote of Tibbetts shareholders entitled to cast at least a majority of the votes entitled to be cast by the holders of outstanding shares of Tibbetts Stock.

9.2        Tibbetts’ and the Principal Shareholders’ Representations. All representations, warranties and certifications made by Tibbetts and Principal Shareholders in this Agreement or pursuant hereto shall be true and correct in all material respects (except for representations and warranties that are modified by materiality, which shall be true and correct in all respects), in each case as of the Closing, other than representations and warranties made as of a specific date, which representations and warranties shall have been true and correct in all material respects (except for representations and warranties that are modified by materiality, which shall be true and correct in all respects) as of such date.

9.3        Tibbetts’ and the Principal Shareholders’ Performance. All of the terms and conditions of this Agreement to be satisfied or performed by Tibbetts and/or any Principal Shareholder on or before the Closing Date shall have been satisfied or performed in all material respects.

9.4        Absence of Proceedings. No Proceeding shall have been instituted (excluding any such Proceeding initiated by or on behalf IntriCon or any of its subsidiaries), no Judgment shall have been issued, and no new Law shall have been enacted, on or before the Closing Date, that seeks to or does prohibit or restrain, or that seeks damages as a result of, the consummation of the Sale or any of the other Transactions.

9.5        Adverse Changes. There shall not have been any material adverse change or material casualty loss affecting Tibbetts or its business, Assets or financial condition, between the date of this Agreement and the Closing Date, and there shall not have been any material adverse change in the financial performance or prospects of Tibbetts between the date of this Agreement and the Closing Date.

9.6        Escrow Agreement. The Escrow Agreement shall have been signed by Tibbetts.

9.7        Delivery of Documents. Tibbetts and Principal Stockholders shall have delivered each of the documents required by Section 10.2.

9.8        Key Employment Agreements. Buyer shall have entered into employment agreements in the form attached to Exhibit 9.8 (the “Key Employment Agreements”) with each of the employees listed in Exhibit 9.8 (“Key Employees”).

9.9        Lease Agreements. Buyer and Tibbetts shall have entered into leases with respect to Tibbetts’ real estate located at 5 Colcord Avenue and 18 Colcord Avenue, Camden, Maine in the respective forms attached to Exhibit 9.9, which leases shall be guaranteed by IntriCon (“Lease Agreements”).

9.10     Tax Clearance Letter.      Tibbetts shall have received and delivered to IntriCon the Tax Clearance Letter from the MRS indicating: (a) that no amounts are due and payable or (b) setting forth the amount that shall be withheld from the Purchase Price and paid to the MRS.

9.11     Estimated Net Total Tangible Assets Adjustment. The estimated Net Total Tangible Assets Adjustment included on the estimated Closing Date Balance Sheet provided pursuant to Section 10.2.15 shall not exceed $50,000.

SECTION 10.        CLOSING

10.1     Closing. The closing of the Transactions (the "Closing") shall be held on the later of (a) May 22, 2007 or (b) the second business day after the satisfaction or waiver of the conditions contained in Sections 8 and 9 (such date, the "Closing Date"), at a time and location that is mutually acceptable to the parties. Except to the extent prohibited by Law, and regardless of the actual Closing Date, the Closing shall be considered to have been effective at 12:01 a.m. local time on the Closing Date (“Effective Date”).

10.2     Tibbetts’ Obligations at the Closing. At the Closing, Tibbetts shall deliver or cause to be delivered the following to IntriCon:

10.2.1.              Specified Assets. Possession and control of Seller’s Business, all of the Specified Assets, and all of Seller’s Tangible Property including all applicable keys, access cards and other entry devices.

10.2.2.              Documents of Transfer. Such bills of sale, assignments, deeds, endorsements, affidavits, and other instruments and documents of sale, transfer, assignment and conveyance as Buyer may reasonably require, in order to lawfully and effectively sell, transfer, assign and convey to Buyer all right, title and interest in and to all of the Specified Assets, in each case in form acceptable to Buyer, dated as of the Effective Date, and duly executed and, if necessary, acknowledged by Seller. Without limiting the generality of the foregoing, Seller shall deliver to Buyer the share certificates evidencing Seller’s ownership in Global Coils, together with an assignment separate from certificate duly endorsed.

10.2.3.              Name Change. Proper Articles of Amendment to Seller’s Articles of Incorporation, dated the Closing Date and duly executed by the applicable officers of Seller, in form acceptable for immediate filing with the appropriate office changing Seller’s name to a name that is not similar to Seller’s current name or any product or other name used by Seller and included in the Specified Assets.

10.2.4.              Key Employment Agreements. The Key Employment Agreements executed by each of the Key Employees, dated as of the Effective Date.

10.2.5.              Safe Deposit Box, Lock Box and Safe Information. All keys and combinations to all safe deposit boxes, lock boxes and safes of Tibbetts and other depositories described on Schedule 4.4.

10.2.6.              Business Records. Possession and control of all of Tibbetts’ business records which pertain to the Specified Assets, Specified Liabilities,

customers, suppliers, advertising, promotional materials, sales, service, delivery or operations of the Business.

10.2.7.              Resolutions. Copies of the resolutions duly adopted by the board of directors and Shareholders of Tibbetts, authorizing Tibbetts to enter into and perform this Agreement, certified by proper officers as in full force and effect on and as of the Closing Date.

10.2.8.              Escrow Agreement. The Escrow Agreement, duly executed by Tibbetts.

10.2.9.              Bring-Down Certificate. A certificate signed by the Secretary or other duly authorized executive officer of Tibbetts and by the Principal Stockholders certifying as to the satisfaction of each of the conditions the matters set forth in Section 9 of this Agreement and such other matters as Buyer may reasonably request, in form and substance reasonably acceptable to Buyer.

10.2.10.           Incumbency Certificate. The Certificate of the secretary of Tibbetts as to the incumbency and signatures of the officers of Tibbetts executing this Agreement.

10.2.11.           Good Standing. Good standing certificates for Tibbetts, dated no earlier than ten days before the Closing Date, from its jurisdiction of incorporation, and from each other jurisdiction in which Tibbetts is qualified or registered to do business as a foreign company.

10.2.12.           Opinion of Counsel. An opinion of counsel to Tibbetts addressed to IntriCon and dated the Closing Date, in form attached hereto as Exhibit 10.2.12.

10.2.13.           Required Consents. Consents listed on Exhibit 10.2.13 attached hereto.

10.2.14.           Evidence of Debt Payoff and Release of Liens. Proper documentary evidence of the termination and payoff of the all Obligations owing to TD Banknorth and Peoples Heritage Bank (excluding the Real Property Loan) and release of all liens on any Specified Assets, along with written authorization to file the UCC termination forms, with such forms prepared and ready and acceptable for immediate filing with the appropriate state or local governmental office.

10.2.15.           Estimated Closing Date Balance Sheet. An estimated Closing Date Balance Sheet, certified by the CFO of Tibbetts, which shall include a calculation of the estimated Net Total Tangible Assets and Net Total Tangible Assets Adjustment based on such estimated Closing Date Balance Sheet.

10.2.16.           Section 1445 Statement. A non-withholding statement that will satisfy the requirements of Section 1445 of the Code so that Buyer is not required to withhold any portion of the consideration for payment to the Internal Revenue Service.

10.2.17.           Lease Agreements. Lease Agreements, duly executed by Seller.

10.2.18.           Wire Transfer of Cash Assets. A wire transfer by immediately available funds of all Seller’s Cash Assets as of the Effective Date, less an amount necessary to cover any outstanding checks, to an account specified by Buyer.

10.2.19.           Other Documents. All other agreements, certificates, instruments and documents reasonably requested by IntriCon in order to fully consummate the transactions contemplated by this Agreement and carry out the purposes and intent of this Agreement.

10.3        Obligations of IntriCon and Buyer at Closing. At the Closing, IntriCon and Buyer shall deliver the following:

10.3.1.              Closing Payment. The Closing payment made in accordance with the Closing Payment Schedule.

10.3.2.              Bring-Down Certificate. A certificate signed by the Secretary or other duly authorized executive officer of IntriCon and Buyer certifying as to the satisfaction of each of the conditions set forth in Section 8 of this Agreement and such other matters as Tibbetts may reasonably request, in form and substance reasonably acceptable to Tibbetts.

10.3.3.             Incumbency Certificate. A certificate of Secretary of IntriCon and Buyer as to the incumbency and signatures of the officers of IntriCon and Buyer executing this Agreement.

10.3.4.              Resolutions. Copies of the resolutions duly adopted by the board of directors of IntriCon and Buyer, authorizing IntriCon and Buyer to enter into and perform this Agreement, certified by proper officers as in full force and effect on and as of the Closing Date.

10.3.5.             Good Standing. Good standing certificate for IntriCon and Buyer from the state of Pennsylvania and Maine, respectively, dated no earlier than ten days before the Closing Date.

10.3.6.              Escrow Agreement. The Escrow Agreement, duly executed by IntriCon.

10.3.7.              Lease Agreements. The Lease Agreements, duly executed by Buyer and IntriCon.

10.3.8.             Other Documents. All other agreements, certificates, instruments and documents reasonably requested by Tibbetts in order to fully consummate the transactions contemplated by this Agreement and carry out the purposes and intent of this Agreement.

SECTION 11.        CERTAIN OBLIGATIONS AFTER CLOSING

11.1     Transition and Cooperation. From and after the Closing Date: (a) Seller and each of the Principal Shareholders shall fully cooperate with IntriCon and Buyer to transfer to Buyer the ownership and control of Tibbetts Business and all Permits required to operate the Business in compliance with Environment Laws and the Specified Assets and shall not take any action, directly or indirectly, alone or together with others, that obstructs or impairs the smooth assumption by Buyer of Seller’s Business; (b) Seller and each of the Principal Shareholders shall fully cooperate with IntriCon and Buyer in connection with the preparation and audit of any financial statements of the Business for periods before the Closing Date, including, where appropriate, the signing of such management representation letters as are required in connection with such audit; (c) Seller and each of the Principal Shareholders shall make available to IntriCon and Buyer all of Tibbetts’ books and records, and accounting and tax information, workpapers, notes and related materials in their possession, and shall take such actions as shall be reasonably necessary to cause any such materials in the possession of third parties, including independent public accountants, to be made available to IntriCon and Buyer for its review and use, including use in the preparation of audited financial statements for use in filings under federal or state securities laws; (d) Seller and each of the Principal Shareholders shall take such actions as may be reasonably requested by IntriCon or Buyer to cause Tibbetts’ accountants to cooperate with and assist IntriCon and Buyer and their authorized representatives to the extent reasonably requested by them; and (e) Seller and each of the Principal Shareholders shall promptly deliver to IntriCon and Buyer all correspondence, papers, documents and other items and materials received by him or found to be in its or his possession which pertain to Tibbetts’ Business or the Specified Assets. At any time and from time to time after the Closing Date, at IntriCon’s request and without further consideration, Seller and each of the Principal Shareholders shall promptly execute and deliver all such further agreements, certificates, instruments and documents and perform such further actions as IntriCon or Buyer may reasonably, in order to fully consummate the transactions contemplated by this Agreement and fully carry out the purposes and intent of this Agreement.

11.2     Use of Names. Beginning immediately after the Closing Date, the Seller and Principal Shareholders shall cease all use of all corporate names, fictitious names, product names and other names used by Seller and the Principal Shareholders at any time on or before the Closing Date and included in the Specified Assets, except as may be necessary to perform their obligations hereunder. Upon Buyer’s request, Seller and the Principal Shareholders shall promptly sign all Consents and other documents that may be necessary to allow Buyer to use or appropriate the use of any name used by Seller at any time on or before the Closing Date.

11.3     Contract Matters. After the Closing, each Contract (“Transferred Contract”) as to which (a) the Contract Rights of Seller are included in the Specified Assets, and (b) Consent to the assignment thereof from Seller to Buyer may be required under such Transferred Contract or applicable Law but was not obtained on or before the Closing Date, shall be handled in accordance with the following provisions:

11.3.1.              Consent. Seller and the Principal Members shall fully cooperate with Buyer in Buyer’s efforts to obtain Consent to the assignment of such Transferred Contract. If and when Consent to assignment of such Transferred Contract is obtained, such Transferred Contract shall no longer be subject to the provisions of this Section 11.3.

11.3.2.              Subcontracting. Seller shall make available to Buyer all Contract Rights and other benefits of such Transferred Contract, on a subcontract or sublease basis or in some other appropriate manner to the fullest extent possible, and Buyer shall be considered an independent subcontractor or sublessee of Seller, or an agent of Seller, with respect to all matters concerning such Transferred Contract. Without limiting the foregoing, Buyer shall be considered Seller’s agent for purposes of (a) collecting all amounts that may be due from the other party or parties to such Transferred Contract; and (b) negotiating or otherwise handling all disputes and issues that may arise in connection with such Transferred Contract. Until Consent to assignment of each Transferred Contract is obtained, Buyer shall use commercially reasonable efforts to perform in accordance with the provisions of such Transferred Contract. Buyer shall be entitled to retain all payments due from the other party or parties under the Transferred Contracts. Without Buyer’s prior written consent, Seller shall not agree to any amendment, modification, extension, renewal, termination or other change in the terms of such Transferred Contract, nor shall Seller exercise any Contract Right under such Transferred Contract.

11.3.3.              Buyer’s Instructions. At Buyer’s direction, Seller shall (a) give notice to the other party or parties to such Transferred Contract that Buyer is Seller’s subcontractor, sublessee or agent with respect thereto and that all further payments, notices and other communications with respect thereto shall be directed to Buyer; (b) agree to such amendments, modifications, extensions, renewals, terminations or other changes in the terms of such Transferred Contract as Buyer determines, in its sole discretion, are advisable; and (c) exercise any Contract Right under such Transferred Contract at such time and in such manner as Buyer determines, in its sole discretion, to be advisable. Seller shall promptly provide Buyer with a copy of each notice provided in accordance with this Section 11.3.3.

11.3.4.              Collateral Assignment. Effective as of the Closing Date, Seller hereby collaterally assigns to Buyer (except and only to the extent that such collateral assignment is expressly prohibited by the terms of such Transferred Contract), and grants to Buyer a security interest in, all of Seller’s contract rights under such Transferred Contract and all cash and non-cash proceeds thereof, as security for the prompt and timely satisfaction and performance of Seller’s obligations under this Section 11.3. Buyer shall have, and Seller shall deliver to Buyer at the Closing, possession of the original executed copy of such Transferred Contract. Effective as of the Closing Date, Seller hereby appoints Buyer as Seller’s attorney to take such actions, in Seller’s name and on its behalf, as such attorney determines, in its sole discretion, to be necessary or advisable to protect, perfect and continue perfected the security interest granted hereunder including the execution and filing of such financing statements and other instruments and documents as such attorney determines, in its sole discretion, to be necessary or advisable for such purposes.

11.4     Retirement and Group Insurance Plans. As soon as is practical after the Closing Date, Seller shall, and the Principal Shareholders shall cause Seller to, take all actions as are necessary or appropriate to fully vest, as of the Effective Date, the interests under the Tibbetts Employee Benefit Plans of all of Seller’s employees who are hired by Buyer. Seller shall be solely responsible for all discontinuance, termination and similar charges that may be due to any investment option or management providers or to any plan record keeping or other agents with respect to the Tibbetts Employee Benefit Plans. For as long as is necessary after the Closing Date, Seller shall maintain Seller’s group insurance plans and its Employee Welfare Benefit Plans, as defined in ERISA (collectively referred to as “Group Plans”) in effect, with proper funding, for the purpose of covering all employee claims (“Continuing Claims”) (a) that were incurred but not paid before the Effective Date; and (b) for hospitalizations that began before the Effective Date and continued after the Effective Date. Buyer shall be responsible for all Obligations under Section 4980(B) of the Code and Sections 601-609 of ERISA (collectively, “COBRA Obligations”) with respect to former employees of Seller. Seller shall have no responsibility for the COBRA Obligations. Buyer shall have no responsibility for the Continuing Claims. After the Effective Date, Buyer shall be responsible for providing coverage, under the standard group welfare plans of Buyer, for former employees of Seller who are employed by Buyer. At Closing, Seller shall deliver to Buyer Exhibit 11.4 which shall list each former employee of Seller who as of immediately prior to the Closing Date (a) has elected health care continuation coverage under COBRA, (b) has received a COBRA election notice and whose election period has not expired or (c) has not received a COBRA election notice but is required to receive such notice, which list shall designate under which category such person falls.

11.5	Taxes.

(a)         Notwithstanding any other provisions of this Agreement to the contrary, Seller shall pay all sales, use, transfer, recording, real property transfer taxes, and similar taxes, if any, required to be paid in connection with the transactions contemplated by this Agreement.

(b)         Pursuant to Rev. Proc. 96-60, 1996-2 CB399, provided that Seller provides Buyer with all necessary payroll records for the calendar year which includes the Closing Date, Buyer has the right to elect to furnish a Form W-2 (the “Form W-2”) to each employee employed by Buyer who had been employed by Seller, disclosing all wages and other compensation paid for such calendar year, and taxes withheld therefrom, in which case Buyer and not Seller shall file the Form W-2. Buyer shall notify Seller within 30 days following the Closing Date as to whether Buyer has elected to exercise its rights under this Section 7.5(b). If Buyer determines not to elect to exercise such rights, Seller shall remain responsible for filing the Form W-2.

(c)         Seller shall retain all documents and other records for the appropriate period of time as set forth in Treasury Regulation Section 1.6011-4(g) which relate to any Reportable Transaction in which Seller has participated.

11.6     Further Assurances. At any time and from time to time after the Closing Date, at Buyer’s request and expense, and without further consideration, the Principal Shareholders and Seller shall promptly execute and deliver all such further agreements, certificates, instruments and documents, and perform such further actions, as Buyer may reasonably request in order to fully consummate the transactions contemplated hereby and carry out the purposes and intent of this Agreement. Without limiting the generality of the foregoing, Seller shall timely file all Tax returns and reports required to be filed, and pay all Taxes, with respect to the Assets, business and operations of Seller.

11.7     Reconciliations. (a)         Within ten (10) days after the Closing Date, Seller shall provide Buyer a certificate of the Chief Executive Officer of Seller detailing the reconciliation of the Cash Assets wired to Buyer pursuant to Section 10.2.18 to the bank balances of Seller’s Cash Assets as of the opening of business on the Effective Date giving effect to deposits in transit and checks not posted as of the opening of business on the Effective Date, together with a verification of the bank balances of Seller’s Cash Assets as of the opening of business on the Effective Date signed by an authorized officer of each of the banks or other financial institutions where the Seller maintained any Cash Assets.

(b)          At and after the Closing, all payments received by Seller or Principal Shareholders with respect to the Business, including Cash Assets in bank accounts (other than the Purchase Price), deposits in transit, payments for Accounts Receivable or under any Specified Contracts or Non-Assigned Contracts, and all other payments received by Seller or Principal Shareholders which are properly allocable to the conduct of the Business, shall be held in trust for Buyer and shall be promptly paid to Buyer.

SECTION 12.            RESTRICTIVE COVENANTS OF SELLER AND THE PRINCIPAL SHAREHOLDERS

12.1     Certain Acknowledgements. Seller and each Principal Shareholder expressly acknowledges that:

(a)         “Restricted Business” means the business conducted by Tibbetts as of the Effective Date, including the Tibbetts Business, and including business activities in developmental stages, and all other business activities which flow from a reasonable expansion of any of the foregoing.

(b)         “IntriCon Group” means IntriCon, Buyer and all existing and future direct and indirect subsidiaries of IntriCon;

(c)         the Restricted Business is highly competitive, is marketed throughout the United States and in many other locations worldwide, and requires long sales “lead times” sometimes exceeding one year;

(d)         the IntriCon Group expends substantial time and money, on an ongoing basis, to train its employees, maintain and expand its customer base, and improve and develop its technology, products and services;

(e)         in connection with the transactions contemplated by this Agreement, during each Principal Shareholder’s tenure as a shareholder and/or employee of Tibbetts before the Closing, and in the case of each Principal Shareholder that will be continued to be employed by Buyer after the Closing (an “Inside Shareholder”), he or she has had and will continue to have access to, receive, learn, develop and/or conceive proprietary and confidential knowledge and information of the IntriCon Group; such knowledge and information must be kept in strict confidence to protect the Restricted Business for the benefit of the IntriCon Group’s competitive position in the marketplace; and such Confidential information could be useful to competitors of the IntriCon Group for indefinite periods of time; and

(f)          the covenants of this Section 12 (the “Covenants”) are a material part of the agreement among the parties hereto and are an integral part of the obligations of Seller and Principal Shareholders hereunder; the Covenants are supported by good and adequate consideration; and the Covenants are reasonable and necessary to protect the legitimate business interests of the IntriCon Group.

12.2     Nondisclosure Covenants. At all times after the Closing Date, except with IntriCon’s prior written consent, or except in connection with the proper performance of services for and as an employee of the IntriCon Group, none of Seller or the Principal Shareholders shall, directly or indirectly, in any capacity:

(a)         communicate, publish or otherwise disclose to any Person, or use for the benefit of any Person, any confidential or proprietary property, knowledge or information of the IntriCon Group or concerning any of its business, Software, Assets or financial condition, no matter when or how such knowledge or information was acquired including (i) the identity of customers and prospects, their specific requirements, and the names, addresses and telephone numbers of individual contacts at customers and prospects; (ii) prices, renewal dates and other detailed terms of customer and supplier contracts and proposals; (iii) pricing policies, marketing and sales strategies, methods of delivering products and services, and product and service development projects and strategies; (iv) designs, concepts, know-how, user manuals, technical manuals and other documentation for trading systems, communications networks and related technologies; (v) employment and payroll records; (vi) forecasts, budgets, acquisition models and other nonpublic financial information; and (vii) expansion plans, management policies, methods of operation, information about possible acquisitions or divestitures and other business and acquisition strategies and policies; or

(b)         disclose, use or refer to any proprietary databases, technology, products or services or other confidential or proprietary knowledge or information of the IntriCon Group, no matter when or how acquired, for any purpose not in furtherance of the businesses and interests of the IntriCon Group including the purposes of designing, developing, marketing and/or selling any databases, technology, products or services that are similar to (visually or functionally) or competitive with any proprietary technology, products or services of the IntriCon Group; or in making acquisitions.

12.3	Nonsolicitation and Noncompetition and Covenants.

(a)         During the period beginning on the Closing Date and ending on: (i) with respect to Tibbetts, the fifth anniversary of the Closing Date and (ii) with respect to a Principal Shareholder, the third anniversary of the Closing Date, except with IntriCon’s prior written consent, none of Seller or the Principal Shareholders shall, directly or indirectly, in any capacity, at any location worldwide:

(i)          communicate with or solicit any Person who is or during such period becomes a customer, prospective customer, acquisition target, supplier, employee, salesman, agent or representative of, or a consultant to, the IntriCon Group, in any manner that interferes or might interfere with such Person’s relationship with the IntriCon Group, or in an effort to obtain any such Person as a customer, acquisition target, employee, supplier, salesman, agent or representative of, or a consultant to, any other Person that conducts a business competitive with or similar to all or any part of the Restricted Business;.

(ii)         market or sell, in any manner other than in furtherance of the business and interests of the IntriCon Group, any technology, products or services that is similar to (visually or functionally) or competitive with any proprietary technology, products or services of the Restricted Business; or

(iii)        establish, own, manage, operate, finance or control, or participate in the establishment, ownership, management, operation, financing or control of, or be a director, officer, employee, salesman, agent or representative of, or be a consultant to, any Person that conducts a business competitive with or similar to all or any part of the Restricted Business.

12.4     Certain Exclusions. For purposes of this Section 12 confidential and proprietary knowledge and information of the IntriCon Group shall not include any knowledge and information that is now known by or readily available to the general public, or that becomes known by or readily available to the general public other than as a result of any breach of this Section 12. The ownership by any Shareholders of not more than three percent (3%) of the outstanding securities of any public company shall not, by itself, constitute a breach of the Covenants contained in Section 12.3 by such Principal Shareholder, even if such public company competes with the IntriCon Group.

12.5       Enforcement of Covenants. Seller and each of the Principal Shareholders expressly acknowledges that it would be extremely difficult to measure the damages that might result from any breach of any of the Covenants, and that any breach of any of the Covenants will result in irreparable injury to the IntriCon Group for which money damages could not adequately compensate. If a breach of the Covenants occurs, the IntriCon Group shall be entitled, in addition to all other rights and remedies that the IntriCon Group may have at law or in equity, to have an injunction issued by any competent court enjoining and restraining Seller and the Principal Shareholders and all other Persons involved therein from continuing such breach. The existence of any claim or cause of action that Seller and/or any Principal Shareholder or any such other Person may have against any member of the IntriCon Group shall not constitute a defense or bar to the enforcement of any of the Covenants. If the IntriCon Group must resort to litigation to enforce any of the Covenants that has a fixed term, then such term shall be extended for a period of time equal to the period during which a breach of such Covenant was occurring, beginning on the date of a final court order (without further right of appeal) holding that such a breach occurred or, if later, the last day of the original fixed term of such Covenant.

12.6       Scope of Covenants. If any Covenant, or any part thereof, or the application thereof, is construed to be invalid, illegal or unenforceable, then the other Covenants, or the other portions of such Covenant, or the application thereof, shall not be affected thereby and shall be enforceable without regard thereto. If any of the Covenants is determined to be unenforceable because of its scope, duration, geographical area or other factor, then the court making such determination shall have the power to reduce or limit such scope, duration, area or other factor, and such Covenant shall then be enforceable in its reduced or limited form.

SECTION 13.        INDEMNIFICATION

13.1       Seller’s Indemnification. From and after the Closing Date, Seller shall indemnify and hold harmless members of the IntriCon Group, and their respective successors and assigns, and their respective directors, officers, employees, agents and representatives (collectively, “Representatives”), from and against any and all actions, suits, claims, demands, debts, liabilities, Obligations, losses, damages (including special, incidental and consequential damages and diminution in value), costs and expenses including reasonable attorney’s fees and court costs (collectively, “Claims”), arising out of or caused by, directly or indirectly, any of the following:

(a)        Misrepresentation. Any inaccuracy, breach or failure of any warranty or representation made by Tibbetts or any Principal Shareholder in this Agreement, disregarding all qualifications and exceptions contained therein relating to knowledge, materiality, specified dollar thresholds or material adverse effect.

(b)        Nonperformance. Any failure or refusal by Tibbetts or any Principal Shareholder to satisfy or perform any covenant, term or condition of this Agreement required to be satisfied or performed by any or all of them.

(c)        Due Diligence Matters. The matters disclosed in Schedule 4.5.

(d)        Unasserted Claims. Any Proceeding against the IntriCon Group by any Person arising out of or caused by, directly or indirectly, any act or omission of Tibbetts, or any of its shareholders, directors, officers, employees, agents or representatives, occurring at any time on or before the Closing Date.

(e)        Non-Assumed Obligations. Any Obligation of Seller (other than those expressly included in the Specified Liabilities) including (a) any of the types of Obligations specifically excluded from the Specified Liabilities under Section 2.2; (b) any such Obligation that may be imposed upon the IntriCon Group as a result of the failure by Seller to comply with any bulk sales, bulk transfer, fraudulent conveyance or similar Law of any jurisdiction that may be applicable to some or all of the transactions contemplated by this Agreement; and (c) any such Obligation that may be imposed upon Buyer or its affiliates as a result of any Law under which Buyer or its affiliates may have successor liability for any Tax or other Obligations of Seller or Seller’s Employee Benefit Plans.

(f)         Proceedings by Employees and Related Matters. Any Proceeding against Buyer or IntriCon by or on behalf of any employee of Seller who is not hired or retained by Buyer.

(g)        Environmental Claims. Any Claim (including all Claims for environmental remediation) based upon or arising out of: (i) any Obligation of Tibbetts under any Environmental Law or with respect to Hazardous Substances as of the Closing Date; (ii) the violation by Tibbetts, or any of their respective predecessors, or any of their respective Representatives, of any Environmental Laws with respect to their operations, business and Assets or the ownership, lease, operation, use or condition of the Tibbetts Real Property or Assets of Tibbetts at any time on or prior to the Closing Date or (iii) the presence of any Hazardous Substances or other contaminants on the Tibbetts’ Real Property at any time on or prior to the Closing Date.

(h)        Intellectual Property Claims. Any Claim that any Intangible which, at any time before Closing, was marketed, licensed, maintained, supported, used, owned or claimed to have been owned by Tibbetts, breaches or infringes the rights of any Person.

13.2       Principal Shareholders’ Indemnification. (a) From and after the Closing Date, each of George C. Tibbetts and Donald N. Sweet (collectively, the "Founder Principal Shareholders") shall indemnify and hold harmless members of the IntriCon Group, and their respective successors and assigns, and their respective Representatives, from and against any and all Claims arising out of or caused by, directly or indirectly, recklessness, intentional misrepresentation, fraud or a criminal matter on the part of Tibbetts, any of its Representatives or any Principal Shareholder. The maximum liability of a Founder Principal Shareholder for indemnification payments under this Section 13.2(a) shall be limited to such Founder Principal Shareholder’s pro rata share of the Purchase Price (determined by multiplying the Purchase Price by the percentage that such Founder Principal Shareholder’s ownership of Common Stock as of the date hereof bears to the total outstanding Common Stock as of the date hereof, as set forth on Schedule 4.3). With respect to any Indemnification Matter under this Section 13.2, the Founder Principal Shareholders shall not have liability with respect to Claims arising out of or caused by, directly or indirectly, the recklessness, intentional misrepresentation, fraud or a criminal matter on the part of Tibbetts, any of its Representatives or any Principal Shareholder unless the Indemnitee gives an Indemnification Notice with respect thereto within three (3) years after the Closing Date; provided, however that each Founder Principal Shareholder shall continue to be liable thereafter with respect to Claims arising out of or caused by, directly or indirectly, such Founder Principal Shareholder’s own recklessness, intentional misrepresentation, fraud or a criminal matter. George C. Tibbetts agrees that he shall not, for a period of three years after the Closing Date, deposit the funds received by him as his pro rata share of the Purchase Price (determined as provided above in this Section 13.2(a)) in any bank or investment account that is jointly held by him and his spouse.

(b)         From and after the Closing Date, each Principal Shareholder, other than the Founder Principal Shareholders, (each a "Non-Founder Principal Shareholder") shall indemnify and hold harmless members of the IntriCon Group, and their respective successors and assigns, and their respective Representatives, from and against any and all Claims arising out of or caused by, directly or indirectly, recklessness, intentional misrepresentation, fraud or a criminal matter on the part of such Non-Founder Principal Shareholder. The maximum liability of a Non-Founder Principal Shareholder for indemnification payments under this Section 13.2(b) shall be limited to such Non-Founder Principal Shareholder’s pro rata share of the Purchase Price (determined by multiplying the Purchase Price by the percentage that such Non-Founder Principal Shareholder’s ownership of Common Stock as of the date hereof bears to the total outstanding Common Stock as of the date hereof, as set forth on Schedule 4.3).

(c)         The provisions of Section 13.5 and Section 13.6 shall not apply to this Section 13.2.

13.3       IntriCon’s Indemnification. From and after the Closing Date, IntriCon shall indemnify and hold harmless the Shareholders and their successors and assigns, and Tibbetts’ former directors, officers, employees, agents and representatives, from and against any and all Claims, arising out of or caused by, directly or indirectly, any or all of the following:

13.3.1.             Misrepresentation. Any inaccuracy, breach or failure of any warranty or representation made by IntriCon or Buyer in or pursuant to this Agreement.

13.3.2.              Nonperformance. Any failure or refusal by IntriCon or Buyer to satisfy or perform any covenant, term or condition of this Agreement required to be satisfied or performed by it.

13.4       Indemnification Procedures. With respect to each event, occurrence or matter (an “Indemnification Matter”) as to which any member of the IntriCon Group, on the one hand, or Seller and/or Principal Shareholders, on the other hand, as the case may be (the “Indemnitee”) is entitled to indemnification from Seller and/or Principal Shareholders, on the one hand, or IntriCon, on the other hand, as the case may be (the “Indemnitor”) under Sections 13.1, 13.2 or 13.3 as the case may be:

(a)        Within ten (10) days after the Indemnitee receives written documents underlying the Indemnification Matter or, if the Indemnification Matter does not involve a third party action, suit, claim or demand, promptly after the Indemnitee first has actual knowledge of the Indemnification Matter, the Indemnitee shall give notice to the Indemnitor of the nature of the Indemnification Matter and the amount demanded or claimed in connection therewith (“Indemnification Notice”), together with copies of any such written documents.

(b)        If a third party action, suit, claim or demand is involved, then, upon receipt of the Indemnification Notice, the Indemnitor shall, at its expense and through counsel of its choice, promptly assume and have sole control over the litigation, defense or settlement (the “Defense”) of the Indemnification Matter, except that (i) the Indemnitee may, at its option and expense and through counsel of its choice, participate in (but not control) the Defense; (ii) if the Indemnitee is a member of the IntriCon Group and it reasonably believes that the handling of the Defense by the Indemnitor may have a material adverse effect on the Indemnitee, its business or financial condition, or its relationship with any material customer, material prospect, material supplier, key employee, key salesman, key consultant, key agent or key representative, then the Indemnitee may, at its option and expense and through counsel of its choice, assume control of the Defense, provided that the Indemnitor shall be entitled to participate in the Defense at its expense and through counsel of its choice; provided further, however, that if the Defense requires the payment of monetary damages, the Indemnitee shall only have the right to settle, adjust or compromise the defense with Indemnitor’s written consent (which consent may not be unreasonably withheld or delayed); (iii) the Indemnitor shall not consent to any Judgment, or agree to any settlement, without the Indemnitee’s prior written consent; and (iv) if the Indemnitor does not promptly assume control over the Defense or, after doing so, does not continue to prosecute the Defense in good faith, the Indemnitee may, at its option and through a single counsel of its choice, but at the Indemnitor’s expense, assume control over the Defense. In any event, the Indemnitor and the Indemnitee shall fully cooperate with each other in connection with the Defense including by furnishing all available documentary or other evidence as is reasonably requested by the other.

(c)        Subject to Section 13.7, all amounts owed by the Indemnitor to the Indemnitee (if any) shall be paid in full within five (5) business days after (i) a final Judgment (without further right of appeal) determining the amount owed is rendered, or (ii) a final settlement or agreement between Indemnitor and Indemnitee as to the amount owed is executed.

13.5       Limits on Indemnification. The Indemnitor’s liability under this Section 13 shall be limited as follows (except as provided in Section 13.6):

(a)        Threshold. No amount shall be payable by the Indemnitors under this Section 13 unless and until the aggregate amount otherwise payable by such Indemnitors under this Section 13 exceeds $50,000. At such time as the total amount payable by such Indemnitors exceeds $50,000 in the aggregate, the Indemnitees shall be entitled to be indemnified against the full amount of all damages that have been incurred or suffered by the Indemnitees in connection with the transactions contemplated by this Agreement (and not merely the portion of such damages exceeding $50,000).

(b)        Ceiling. The Seller’s liability under this Section 13 shall not exceed, in the aggregate, $475,000. IntriCon’s and Buyer’s total liability under this Section 13 shall not exceed, in the aggregate, $475,000.

(c)        Time Periods. With respect to any Indemnification Matter under this Section 13, the Indemnitor shall have no liability unless the Indemnitee gives an Indemnification Notice with respect thereto within eighteen (18) months after the Closing Date.

(d)        Patents.         Buyer and IntriCon shall not make any Claim with respect any write-down of the book value of Tibbetts’ patents made by Buyer or IntriCon as part of their closing accounting adjustments other than any Claim arising from a breach of this Agreement.

13.6       Exceptions to Limitations. None of the limitations set forth in Section 13.5 shall apply in the case of any Indemnification Matter involving (a) recklessness, intentional misrepresentation, fraud or a criminal matter, (b) title to or infringement caused by any Intangible, technology, service or product which, at any time before Closing, was marketed, licensed, maintained, supported, owned, or claimed to have been owned by Tibbetts, (c) title to the Specified Assets, (d) Taxes, (e) Environmental Claims, (f) covenants or other obligations to be performed after Closing, (g) any non-assumed Obligations of Tibbetts; (h) indemnification by the Principal Shareholders under Section 13.2 or (h) due diligence matters referred to in Section 13.1(c).

13.7       Indemnity Escrow Funds. Prior to the release or exhaustion of the Indemnity Escrow Funds, the IntriCon Group Indemnitees shall seek indemnification for any Claims only from the Indemnity Escrow Funds and not from Seller or the Principal Shareholders. Upon release or exhaustion of the Indemnity Escrow Funds, but subject to any applicable limitations in Section 13.2 and Section 13.5 (except as provided in Section 13.6), Seller and each Principal Shareholder shall continue to be liable for their respective indemnification obligations pursuant to this Section 13.

13.8       Setoff and Holdback. In addition to all other rights and remedies that the Indemnitee may have, the Indemnitee shall have the right to setoff, against any amounts due to the Indemnitor, whether due under this Agreement, any of the other

Contracts contemplated by this Agreement or otherwise, any sums for which the Indemnitee is entitled to indemnification under this Section 13. The Indemnitee’s rights to indemnification under this Section 13 shall not be in any manner limited by or to this right of setoff. If any Indemnification Matters are pending at a time when the Indemnitee is required to pay or deliver any amount due to the Indemnitor, then the Indemnitee shall have the right, upon notice to the Indemnitor, to withhold from such payment, until final determination of such pending Indemnification Matters, the total amount for which the Indemnitor may become liable as a result thereof, as determined by the Indemnitee reasonably and in good faith.

13.9       Exclusivity of Remedies. With respect to any Indemnification Matter, the remedies set forth in this Section 13, including the rights of setoff and holdback under Section 13.8, shall be the exclusive remedies available to the Indemnitee; provided that this Section 13.9 shall not prevent or restrict any party from seeking or obtaining specific performance or injunctive or similar relief.

SECTION 14.        OTHER PROVISIONS

14.1       Termination. At any time before the Closing, this Agreement may be terminated in accordance with any of the following methods:

(a)         By the mutual written consents of IntriCon and Tibbetts authorized by their respective boards of directors.

(b)         By written notice from IntriCon to Tibbetts, or from Tibbetts to IntriCon, if it becomes certain (for all practical purposes) that any of the conditions to the closing obligations of the party giving such notice cannot be satisfied on the Final Date (as defined below), for a reason other than such party’s default, and such party is not willing to waive the satisfaction of such condition. “Final Date” shall mean June 29, 2007.

(c)         By written notice from IntriCon to Tibbetts, or from Tibbetts to IntriCon, if the Closing does not occur on or before the Termination Date for any reason other than a breach of this Agreement by the party giving such notice.

(d)         By written notice from IntriCon to Tibbetts if IntriCon and Buyer receive a report with respect to the environmental condition of any of the Tibbetts Real Property or with respect to the environmental compliance status of the Specified Assets which is in any way unsatisfactory to IntriCon or Buyer, IntriCon.

In the event of the termination of this Agreement as provided in this Section, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto, except nothing herein shall relieve any party from liability for any breach hereof or failure to perform hereunder.

14.2       Publicity. At all times after the date hereof, without the prior written consent of IntriCon, neither Tibbetts nor any Principal Shareholder shall make any public announcement regarding the transactions contemplated by this Agreement, nor shall they in any manner disseminate any information regarding Tibbetts, IntriCon, any other member of the IntriCon Group or the transactions contemplated by this Agreement; provided, however, that nothing in this Section 14.2 shall prevent Tibbetts from giving any required regulatory notifications.

14.3     Fees and Expenses. IntriCon shall pay all of the fees and expenses incurred by it and/or Buyer, Tibbetts shall pay all of the fees and expenses incurred by Tibbetts, and Shareholders shall pay any fees and expenses separately incurred by them, in negotiating and preparing this Agreement (and all other Contracts and documents executed in connection herewith or therewith) and in consummating the transactions contemplated hereby. Each party shall bear their other expenses incurred or in connection with the preparation of the Closing Balance Sheet. Without in any manner limiting the foregoing, all legal, accounting, finders, brokerage and other professional fees and expenses incurred by Tibbetts with respect to the transactions contemplated by this Agreement shall be fully accrued on the Closing Balance Sheet but shall not be included in the Specified Liabilities and shall not be assumed or paid by IntriCon or Buyer.

14.4     Notices. All notices, consents or other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally or one business day after being sent by a nationally recognized overnight delivery service, postage or delivery charges prepaid or five business days after being sent by registered or certified mail, return receipt requested, postage charges prepaid. Notices also may be given by facsimile and shall be effective on the date transmitted if confirmed within 48 hours thereafter by a signed original sent in one of the manners provided in the preceding sentence. Notices to Principal Shareholders shall be sent in care of George C. Tibbetts at his address at 11 Sea Street, Camden, Maine 04843, with a copy to Pierce Atwood LLP, One Monument Square, Portland, Maine, 04101, Attention: James B. Zimpritch, Esq. Notices to Tibbetts shall be sent to the its addresses stated on page one of this Agreement to the attention of its President, with a copy sent simultaneously to Pierce Atwood LLP, One Monument Square, Portland, Maine, 04101, Attention James B. Zimpritch, Esq. Notices to IntriCon and Buyer shall be sent to the their respective addresses stated on page one of this Agreement to the attention of its President, with a copy sent simultaneously to Blank Rome LLP, One Logan Square, Philadelphia, Pennsylvania 19103, attention: Francis E. Dehel, Esquire. Any party may change its address for notice and the address to which copies must be sent by giving notice of the new addresses to the other parties in accordance with this Section 14.4, provided that any such change of address notice shall not be effective unless and until received.

14.5     Survival. All representations, warranties, covenants and indemnifications made in this Agreement or pursuant hereto shall survive the date of this Agreement, the Closing Date and the consummation of the transactions contemplated by this Agreement, subject to the provisions of Sections 13.5 and 13.6.

14.6     Interpretation of Representations. Each representation and warranty made in this Agreement or pursuant hereto is independent of all other representations and warranties made by the same parties, whether or not covering related or similar matters, and must be independently and separately satisfied. Exceptions or qualifications to any such representation or warranty shall not be construed as exceptions or qualifications to any other representation or warranty.

14.7     Reliance by IntriCon and Buyer. Notwithstanding the right of IntriCon and Buyer to investigate the business, Assets and financial condition of Tibbetts, and notwithstanding any knowledge obtained or obtainable by IntriCon and Buyer as a result of such investigation, IntriCon and Buyer have the unqualified right to rely upon, and have relied upon, each of the representations and warranties made by Tibbetts and Principal Shareholders in this Agreement or pursuant hereto.

14.8     Entire Understanding. This Agreement, together with the Exhibits and Schedules hereto, state the entire understanding among the parties with respect to the subject matter hereof, and supersede all prior oral and written communications and agreements, and all contemporaneous oral communications and agreements, with respect to the subject matter hereof including all confidentiality letter agreements and letters of intent previously entered into among some or all of the parties hereto. No amendment or modification of this Agreement shall be effective unless in writing and signed by or on behalf of the party against whom enforcement is sought. Nothing contained in Section 14 or elsewhere in this Agreement shall be deemed to limit (or adversely affect) in any manner any right or remedy of any Indemnitee under any of the agreements contemplated by this Agreement.

14.9     Assignment. This Agreement shall bind, benefit, and be enforceable by and against IntriCon, Buyer, Tibbetts, the Principal Shareholders and their respective successors and consented-to assigns. No party shall in any manner assign any of its, his or her rights or obligations under this Agreement without the express prior written consent of the other parties, provided, however, IntriCon and Buyer shall not be required to obtain the express prior written consent of the other parties in connection with: (i) its assignment of this Agreement or any of its rights or obligations hereunder in connection with any reorganization of, or sale or transfer of assets to any of its direct or indirect subsidiaries and/or affiliates and (ii) the sale of all or substantially all of the assets or stock of IntriCon or Buyer after the Closing Date.

14.10   Waivers; Remedies. Except as otherwise expressly provided herein, no waiver with respect to this Agreement shall be enforceable unless in writing and signed by the party against whom enforcement is sought. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Except as otherwise expressly provided herein, no failure to exercise, delay in exercising, or single or partial exercise of any right, power or remedy by any party, and no course of dealing between or among any of the parties, shall constitute a waiver of, or shall preclude any other or further exercise of, any right, power or remedy.

14.11     Severability. If any provision of this Agreement is construed to be invalid, illegal or unenforceable, then the remaining provisions hereof shall not be affected thereby and shall be enforceable without regard thereto.

14.12     Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original hereof, and it shall not be necessary in making proof of this Agreement to produce or account for more than one counterpart hereof.

14.13     Section Headings. Section and subsection headings in this Agreement are for convenience of reference only, do not constitute a part of this Agreement, and shall not affect its interpretation.

14.14     References. All words used in this Agreement shall be construed to be of such number and gender as the context requires or permits.

14.15     Controlling Law. THIS AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.

14.16	Jurisdiction and Process.

(a)         Arbitration. Except for injunctive relief sought under Section 14.16(g) hereof, the parties agree that all questions and disputes concerning the validity, interpretation and enforcement of this Agreement shall be submitted to mandatory, final and binding arbitration before J.A.M.S./ENDISPUTE or its successor (“J.A.M.S.”) pursuant to the United States Arbitration Act, 9 U.S.C., Section 1 et seq., and that any such arbitration shall be conducted in Philadelphia, Pennsylvania. If J.A.M.S. ceases to provide arbitration service, then the term “J.A.M.S.” shall thereafter mean and refer to the American Arbitration Association (“AAA”). Any party may commence the arbitration process called for by this Agreement by filing a written demand for arbitration with J.A.M.S. and giving a copy of such demand to each of the other parties to this Agreement. The arbitration shall be conducted in accordance with the provisions of J.A.M.S’ Streamlined Arbitration Rules and Procedures in effect at the time of filing of the demand for arbitration (or, if J.A.M.S. then means the AAA, the commercial arbitration rules of the AAA then in effect), subject to the provisions of this Section. The parties shall cooperate with J.A.M.S. and with each other in promptly selecting an arbitrator from J.A.M.S.’ panel of neutrals and in scheduling the arbitration proceedings in order to fulfill the provisions, purposes and intent of this Agreement. The parties covenant that they shall participate in the arbitration in good faith and pay their share of the cost of the arbitration as provided herein. The provisions of this Section may be enforced by any court of competent jurisdiction, and the party seeking enforcement shall be entitled to an award of all costs, fees and expenses, including attorneys’ fees, to be paid by the party against whom enforcement is ordered.

Judgment upon the award rendered by the arbitrator may be entered in any court having competent jurisdiction.

(b)         Payment of Costs. Each party shall bear and pay their respective attorney fees and costs, except that the prevailing parties shall be entitled to recover their reasonable attorneys’ fees, costs and disbursements, and their share of the arbitrator’s costs and expenses, from the other parties (in addition to any other relief to which the prevailing parties may be entitled). Buyer, on the one hand, and Seller and Principal Shareholders, on the other hand, jointly and severally, shall bear and pay one-half of all deposits, advances, expenses and costs for the arbitration, but any party may, in its sole discretion, advance such amounts, subject to recovery as an addition or offset to any award. For the avoidance of doubt, the monetary recovery owed to the prevailing party to the arbitration proceeding shall include reimbursement of such advances. If any party shall fail or refuse to pay their share of the costs, as provided herein, for a period of thirty days after written notice, the party that has paid their own share of the costs shall be entitled to a default judgment from the arbitrator with respect to the matter submitted to arbitration.

(c)         Burden of Proof. Except as may be otherwise expressly provided herein, for any matter submitted to arbitration, the burden of proof shall be as it would be if the matter were litigated in a judicial proceeding governed exclusively by the internal Laws of the Commonwealth of Pennsylvania applicable to contracts executed and entered into within the Commonwealth of Pennsylvania, without regard to the principles of choice of law or conflicts of law of any jurisdiction.

(d)         Award. Upon the conclusion of any arbitration proceedings hereunder, including pursuant to the last sentence of Section 14(b), the arbitrator shall render findings of fact and conclusions of law and a final written arbitration award setting forth the basis and reasons for any decision reached (the “Final Award”) and shall deliver such documents to Seller and Buyer, together with a signed copy of the Final Award. Subject to the provisions of this Agreement, the Final Award shall constitute a conclusive determination of all issues in question, binding upon the parties, and shall include an affirmative statement to such effect.

(e)         Timing. The parties and the arbitrator shall conclude each arbitration pursuant to this Section as promptly as possible for the matters being arbitrated.

(f)          Terms of Arbitration. The arbitrator chosen in accordance with these provisions shall not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or the provisions of this Agreement.

(g)        Injunctive Relief. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this

Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. In any action for injunctive relief, (i) each of the parties irrevocably consents to the exclusive jurisdiction and venue of the federal and state courts located in the Commonwealth of Pennsylvania, (ii) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the Commonwealth of Pennsylvania, and (iii) the prevailing parties shall be entitled to recover their reasonable attorneys’ fees, costs and disbursements from the other parties (in addition to any other relief to which the prevailing parties may be entitled).

(h)         EACH OF THE PARTIES IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY

(i)          Service of Process. With respect to any matter under this Section 14.6, each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 14.4,

14.17     No Third-Party Beneficiaries. No provision of this Agreement is intended to or shall be construed to grant or confer any right to enforce this Agreement, or any remedy for breach of this Agreement, to or upon any Person other than the parties hereto including any customer, prospect, supplier, employee, contractor, salesman, agent or representative of Tibbetts.

14.18     Bankruptcy Qualification. Each representation or warranty made in or pursuant to this Agreement regarding the enforceability of any Contract shall be qualified to the extent that such enforceability may be affected by bankruptcy, insolvency and other similar Laws or equitable principles (but not those concerning fraudulent conveyance) generally affecting creditors’ rights and remedies.

14.19     Neutral Construction. In view of the fact that each of the parties hereto has been represented by its own counsel and this Agreement has been fully negotiated by all parties, the legal principle that ambiguities in a document are construed against the draftsperson of that document shall not apply to this Agreement.

[Balance of Page Intentionally Blank]

WITNESS THE DUE EXECUTION AND DELIVERY HEREOF AS OF THE DATE FIRST STATED ABOVE.

TIBBETTS INDUSTRIES, INC.		INTRICON CORPORATION

By:	/s/ Donald N. Sweet	By:	/s/ Mark Gorder
Print name: Donald N. Sweet Print title: President		Print name: Mark Gorder Print title: President and CEO

TI ACQUISITION CORPORATION

		By:	/s/ Mark Gorder
Print name: Mark Gorder Print title: President and CEO

PRINCIPAL SHAREHOLDERS

/s/ George C. Tibbetts		/s/ Donald N. Sweet
George C. Tibbetts		Donald N. Sweet

/s/ Elizabeth C. Tibbetts
Elizabeth C. Tibbetts

/s/ Joan S. Tibbetts
Joan S. Tibbetts

/s/ Lawrence King Tibbetts
Lawrence King Tibbetts

/s/ Paul Ansell Tibbetts
Paul Ansell Tibbetts

[Signature Page to Asset Purchase Agreement]

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